As filed with the Securities and Exchange Commission on June 5, 2006
Registration No. 333-133511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________

PRE-EFFECTIVE AMENDMENT NO. 1
TO
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
___________

SHUMATE INDUSTRIES, INC.
(Name of Small Business Issuer in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3440 (Primary Standard Industrial Classification Code Number)	03-0453686 (I.R.S. Employer Identification No.)

12060 FM 3083
Conroe, Texas 77301
Telephone (936) 539-9533 Facsimile: (936) 539-9396
(Address and Telephone Number
of Principal Executive Offices)

Larry C. Shumate
Chief Executive Officer
President
12060 FM 3083
Conroe, Texas 77301
Telephone: (936) 539-9533 Facsimile: (936) 539-9396
(Name, Address and Telephone Number of Agent for Service)

Copies of communications to:
Mary Ann Sapone, Esq. Richardson & Patel LLP 10900 Wilshire Boulevard, Suite 500 Los Angeles, California 90024 Telephone: (310) 208-1182 Facsimile (310) 208-1154	Marc A. Indeglia, Esq. Spectrum Law Group, LLP 1900 Main Street, Suite 125 Irvine, California 92614 Telephone: (949) 851-4300 Facsimile: (949) 851-5940
_________________
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, $0.001 par value	6,155,500(1)	$0.975	$6,001,612.50	$642.17
Common stock underlying a convertible promissory note issued to Stillwater National Bank	3,725,000	$0.975	$3,631,875.00	$388.61
Common stock underlying warrants issued to First Montauk Securities Corp.	250,000	$0.975	$243,750.00	$26.08
TOTAL	10,130,500	$0.975	$9,877,237.50	$1,056.86

(1) Calculated as of April 19, 2006 pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Dated June _____, 2006

PRELIMINARY PROSPECTUS

10,130,500 Shares of Common Stock

This prospectus covers the resale of

•	6,155,500 shares of our common stock, $0.001 par value,

•	250,000 shares of our common stock issuable upon the exercise of warrants; and

•	3,725,000 shares of our common stock issuable upon the conversion of a convertible promissory note.

All of the shares are being sold by the selling shareholders described on page 39 of this prospectus. As further described on page 39, some of the selling shareholders are our affiliates. The selling shareholders will sell their shares of common stock at prevailing market prices, at privately negotiated prices or in any other manner allowed by law. If all of the selling shareholders holding warrants exercised them, we would receive $157,500.00. The selling shareholders are not obligated to exercise the warrants. Although we will receive proceeds from the exercise of the warrants, we will not receive any of the proceeds from the sale of the common stock sold by the selling shareholders.

Our common stock is currently traded on the Over-The-Counter Bulletin Board under the symbol “SHMT”. The last reported sale price on June 1, 2006 was $1.29 per share.

An investment in our securities involves a high degree of risk. You should purchase our securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning at page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _________, 2006.

Inside Front Cover

Neither we nor the selling shareholders have authorized anyone to provide you with information different from that contained in this prospectus. These securities may be sold only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the effective date of this offering, regardless of the time of delivery of this prospectus or of any sale of the securities. You must not consider that the delivery of this prospectus or any sale of the securities covered by this prospectus implies that there has been no change in our affairs since the effective date of this offering or that the information contained in this prospectus is current or complete as of any time after the effective date of this offering.

Neither we nor the selling shareholders are making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or the possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in that jurisdiction.

PROSPECTUS SUMMARY

This summary highlights information from this prospectus and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including our financial statements and the notes to those statements. All references in this prospectus to “Shumate”, “we”, “us” or “our” refer to Shumate Industries, Inc. and its subsidiaries, Shumate Machine Works, Inc. and Hemiwedge Valve Corporation, unless the context otherwise indicates.

SHUMATE INDUSTRIES, INC.

We are a holding company with subsidiaries that operate in two business segments.

Through our subsidiary, Shumate Machine Works, we manufacture products, parts, components, and assemblies for our customers designed to their specifications. We use state of the art 3-D modeling software and computer numeric-controlled machinery to produce these products. Included in the products we produce are expandable tubing manufacturing launchers and liner hangers for oil and gas field service applications, blowout preventers, top drive assemblies and sub-assemblies, directional drilling products, exploration products for research and development, natural gas measurement equipment, control and check valves, and subsea control equipment.

Through our subsidiary, Hemiwedge Valve Corporation, we are developing a valve product line that we believe may prove to be superior to traditional butterfly, ball and gate valves. Aside from the oil industry, we believe that this valve may prove useful in other industries where the flow of fluids may serve to weaken the operation of traditional valves.

We recently completed a significant restructuring of our debt with our primary lender, Stillwater National Bank. This restructuring, along with a renegotiation of our facility lease which was completed on April 1, 2006, has significantly reduced our monthly payment obligations. During the fiscal year ended December 31, 2005, we experienced an increase in revenues from Shumate Machine Works of approximately $1.5 million, or 45%, over revenues earned during the fiscal year ended December 31, 2004. During the last fiscal year, increases in commodity prices, particularly in the energy sector, fueled increased activity levels in the energy field services industry which, in turn, resulted in increased demand for our products from our existing customers.

Our mission is to leverage our existing infrastructure, expertise, and customer channels to expand our business and to bring our new valve technology to the marketplace.

Our strategy for expanding our operations includes:

•	expanding our contract machining and manufacturing business by capturing more revenue per customer, by raising prices, as appropriate and by choosing higher margin production work;

•	launching and growing our proprietary new Hemiwedge® valve product line;

•	using strategic alliances to leverage our valve technology into other market segments where we have little or no expertise;

•
leveraging our manufacturing infrastructure, market presence, and personnel to launch other technology-oriented products using our experience in manufacturing and machining products and our reputation for providing quality products and services in the energy field services market; and

•
growing through the acquisition of niche-oriented businesses and product lines that would complement our existing business lines. We are not currently engaged in negotiations for the acquisition of any business.

“Going Concern” Status

Our independent auditor has noted in its report concerning our financial statements as of December 31, 2005 that we have incurred recurring losses from operations and have a working capital deficiency, which raises substantial doubt about our ability to continue as a going concern. As shown in the consolidated financial statements included in this prospectus, we have incurred recurring losses from operations of $3,017,593 and $3,068,080 in 2005 and 2004, respectively, we have an accumulated deficit of $18,567,866, and a working capital deficit of $494,720 as of December 31, 2005. We had a loss from operations of $487,655 for the three months ended March 31, 2006. We cannot assure you that we will achieve operating profits in the future.

Corporate Information

We maintain our principal offices at 12060 FM 3083, Conroe, Texas 77301. Our telephone number at that address is (936) 539-9533 and our facsimile number is (936) 539-9396. Our web address is www.shumateinc.com. Information included on our website is not part of this prospectus.

Information Related to Reverse Stock Split

On October 19, 2005 we effected a 1-for-7 reverse split of our common stock. Unless otherwise indicated, all discussions included in this prospectus relating to the outstanding shares of our common stock, including common stock to be issued upon the exercise of outstanding warrants and options, refer to post-split shares. As of June 1, 2006, we had issued and outstanding 15,459,727 shares of common stock, $0.001 par value.

The Offering

We are registering 10,130,500 shares of our common stock for sale by selling shareholders identified in the section of this prospectus titled “Selling Shareholders”.

Of the shares being registered, 3,333,333 shares were issued to institutional and accredited retail investors in a private offering that was consummated on February 22, 2006. This offering is more fully described on page 21 of this prospectus, in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - February Private Offering”. In conjunction with this offering, as part of the compensation we paid to First Montauk Securities Corp., our placement agent, we issued a warrant to purchase 250,000 shares of our common stock at a price of $0.63 per share. We are registering the common stock underlying this warrant.

We are also registering a total of 6,093,000 shares for our primary lender, Stillwater National Bank. Of this amount 2,368,000 shares represent common stock owned by Stillwater National Bank and 3,725,000 shares represent common stock that Stillwater National Bank may acquire, at its option, upon the conversion of the principal amount due and all accrued interest under a promissory note in the amount of $2,500,000 issued by us in October 2005. A more detailed description of our transaction with Stillwater National Bank is included in this prospectus starting on page 16 of the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Debt Restructuring” and starting on page 28 of the section titled “Business - Debt Restructuring”.

The remaining shares of common stock we are registering were issued in exchange for services provided to us.

SUMMARY FINANCIAL INFORMATION

In the table below we provide you with historical selected consolidated financial data for the two years ended December 31, 2005 and 2004, derived from our audited consolidated financial statements included elsewhere in this prospectus. We also provide below the consolidated financial data for, and as of the end of, the first quarter of 2006 and 2005, derived from our unaudited consolidated financial statements also included in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read along with it the historical consolidated financial statements and related notes and “Management's Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Fiscal Year Ended December 31, (audited)		Three Months Ended March 31, (unaudited)
	2005	2004	2006	2005

Statements of Operations Data

Revenues	$4,964,544	$3,416,712	$1,574,977	$1,078,003
Costs and Expenses	7,982,137	6,484,792	2,062,632	1,628,445
Loss from Operations	(3,017,593)	(3,068,080)	(487,655)	(550,442)
Other Income (Expense)	3,158,782	(966,788)	1,763,847	(257,638)
Net Income (Loss) From Continuing Operations	141,189	(4,034,868)	$1,276,192	$(808,080)

Per Common Share Data

Basic net income per share	$0.33	$0.49	$0.09	$(0.33)
Diluted net income per share	$0.31	$0.49	$0.08	N/A

Basic net income (loss) per share resulting from continuing operations	$0.02	$(1.66)
Diluted net income (loss) per share resulting from continuing operations	$0.02	$(1.66)

Basic net income per share resulting from discontinued operations	$0.31	$2.15
Diluted net income per share resulting from discontinued operations	$0.30	$2.15

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and the notes to those statements, before you purchase our common stock. The risks and uncertainties described below are those that we currently believe may materially adversely affect our company. Additional risks and uncertainties may also impair our business operations. If the following risks actually occur, our business, financial condition and results of operations could be seriously harmed, the trading price of our common stock could decline and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS OPERATIONS

Our business might fail, even after our recent debt restructuring.

Although we recently completed a restructuring of our debt, and although we have increased revenues in each of the last two years, we have still incurred operating losses in each of the last three fiscal years. Our ability to become profitable will depend upon several factors, including whether we can continue to increase our revenues in Shumate Machine Works and whether we can successfully launch our new Hemiwedge® valve products. We cannot estimate with any certainty the long-term demand for our products and services or the degree to which we will meet that demand. If demand for our products and services does not increase, or if the market for our products and services declines, we may not be able to earn enough revenue to generate profits from operations or positive cash flow.

We may be unable to continue as a going concern in which case our securities will have little or no value.

Our independent auditor has noted in its report concerning our financial statements as of December 31, 2005 that we have incurred recurring losses from operations and have a working capital deficiency, which raises substantial doubt about our ability to continue as a going concern. As shown in the consolidated financial statements included in this prospectus, we have incurred recurring losses from operations of $3,017,593 and $3,068,080 in 2005 and 2004, respectively, we have an accumulated deficit of $18,567,866, and a working capital deficit of $494,720 as of December 31, 2005. We had a loss from operations of $487,655 for the three months ended March 31, 2006. These conditions raise substantial doubt as to our ability to continue as a going concern. We cannot assure you that we will achieve operating profits in the future.

We have substantial indebtedness outstanding, and our operations are significantly leveraged.

In order to finance our operations we have incurred substantial indebtedness, including the debt with Stillwater National Bank which consists of a line of credit, a term loan, and a convertible note. As of March 31, 2006, we owed approximately $6,863,047 (not including accrued interest) to various lenders. Although our cash flows from operations are currently sufficient to service our debt obligations, we may not be able to continue to service our debt in the future. If we were unable to service our debt in the future, it would have a material adverse effect on our operations.

We will likely need to finance our operations and a full-scale launch of the Hemiwedge® products through additional bank borrowings under our existing line of credit or other capital financings. If we are unable to obtain additional capital, we may not be able to adequately fund our Hemiwedge Valve Corporation subsidiary or continue our business.

We had a working capital deficit of $494,720 as of December 31, 2005. Since that time, we have completed a private placement of our common stock which resulted in net proceeds to us of approximately $1,810,000, providing us with working capital for the immediate future. Currently, we believe that we will be able to fund our operations, working capital requirements, and debt service requirements throughout the 2006 fiscal year with existing working capital and cash flows generated from operations. In addition, we believe that we will also be able to fund the beta development of the Hemiwedge® technology and the initial launch of the Hemiwedge® valve products through existing working capital and cash flows generated from operations. However, we do not believe that we will be able to conduct a full-scale launch of the Hemiwedge® product, including an inventory buildup or an expansion of the product line, without obtaining additional financing.

We currently have a $1,000,000 secured revolving line of credit facility with Stillwater National Bank. This loan is subject to a borrowing base that is computed on our qualifying accounts receivable and inventory. The outstanding balance on this line of credit was approximately $641,849 at March 31, 2006, which, at the time, was the maximum borrowing allowed under the borrowing base. We may not have the ability to borrow additional funds on this line of credit.

In the event we seek to conduct a full-scale launch of our Hemiwedge® valve product and expand the product line, or in the event that our cash flows from operations are insufficient to fund our operations, working capital requirements, and debt service requirements, we would need to raise additional capital, either by borrowing more money, if possible, or by selling our securities or seeking out joint venture opportunities. (Any additional borrowing or significant capital expenditures require the written consent of our lender, Stillwater National Bank.) We may not be successful in raising additional financing as and when we need it. If we are unable to obtain additional financing in sufficient amounts or on acceptable terms, our operating results and prospects could be adversely affected.

The majority of our revenues are generated from a small number of customers, and our results of operations and cash flows will be adversely affected if any of our major customers either fail to pay on a timely basis or cease to purchase our products.

In 2005, two of our customers accounted for approximately 71% of our sales. At December 31, 2005, two customers accounted for approximately 73% of our trade accounts receivable balance. This trend is continuing in the 2006 fiscal year. These customers do not have any ongoing commitment to purchase our products and services. We generally do not require collateral from our customers, although we do perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses which, when realized, have been within the range of our expectations. If one or more of our major customers stops purchasing our products or defaults in its obligation to pay us, our results of operations as well as our cash flows will be adversely affected.

Our Hemiwedge Valve Corporation subsidiary is a development stage company with no significant operating history.

One of our subsidiaries, Hemiwedge Valve Corporation, is a development stage company that has not had significant operations. Its primary business purpose is to develop and market a new valve product line called the Hemiwedge® valve. Currently, the Hemiwedge® valve is still in the engineering, design, and development stage. This subsidiary has not earned revenues and has incurred losses since its formation. As a development stage company, the prospects for Hemiwedge Valve Corporation are subject to all of the risks, uncertainties, expenses, delays, problems, and difficulties typically encountered in the establishment of a new business. We expect that unanticipated expenses, problems, and technical difficulties may occur which would result in material delays in the development of the Hemiwedge® valve. We may not be able to successfully implement our plans for Hemiwedge Valve Corporation and achieve a significant level of operations.

If we do not successfully commercialize the Hemiwedge® valve product, we may never achieve profitability in this subsidiary.

We have incurred substantial expenses to acquire and fund development of our Hemiwedge® valve product. We have never had operating revenues in this subsidiary and have not yet commercially introduced any Hemiwedge® valve product. Many of our research and development programs for these products are at an early stage. Early stage product lines are subject to inherent risks of failure. These risks include the possibilities that the Hemiwedge® valve may not last as long as the products of our competitors or may not reduce torque as anticipated. Even if the Hemiwedge® valve operates as anticipated, it may not be commercially successful. If we are unable to develop the Hemiwedge® product as anticipated, or if the product is successfully developed but not accepted in the marketplace, Hemiwedge Valve Corporation may never be profitable.

Our ability to achieve any significant revenue in Hemiwedge Valve Corporation may depend on our ability to establish effective sales and marketing capabilities.

As we continue our engineering, design, and development of the Hemiwedge® valve and prepare for commercialization of the product line, we will need to build a sales and marketing infrastructure which may include independent sales representative firms, distributors and/or employees. If we fail to establish an effective internal marketing and sales force or to make alternative arrangements to have these products marketed and sold by others, our ability to commercialize our valve product line and to enter new or existing markets will be impaired.

The line of credit and term loan we have with Stillwater National Bank contain numerous restrictive covenants which limit management’s discretion to operate our business.

In order to obtain the line of credit and term loan from Stillwater National Bank, we had to agree to certain covenants that place significant restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, and to sell or otherwise dispose of assets and merge or consolidate with other entities. The Stillwater line of credit and term loan also require us to meet certain financial ratios and tests and require us to obtain consent from Stillwater National Bank in order to change our senior management. Beginning on March 31, 2006, these covenants imposed certain requirements in our balance sheet liquidity ratio and income statement debt coverage ratio which will be tested as of June 30, 2006. If these covenants were tested now, we would not be in compliance with them and we may not be in compliance with them on June 30, 2006. Any failure to comply with the covenants included in the Stillwater National Bank loan agreements could result in an event of default, which could trigger an acceleration of the related debt.

The interest rate on a significant portion of our indebtedness varies with the market rate of interest. An increase in the interest rate could have a material adverse effect on our results of operations.

The interest on the line of credit and term loan from Stillwater National Bank is payable monthly at the prime rate plus two percent. The base rates on the line of credit and term loan will fluctuate over time, and if the base rates significantly increase, our interest expense will increase. This would have a material adverse affect on our results of operations. As an example, based on the amounts outstanding under the line of credit and term loan at March 31, 2006, a one percent increase in Stillwater’s prime rate would increase our annual debt service by approximately $43,000.

We may not be able to successfully increase our sales. If we do not increase our sales, we may never become profitable.

It is possible that we may be unable to successfully implement any of our strategies to increase sales, including expanding the range of processes and services that we offer, developing long-term partnering relationships with customers and adding new customers. Our ability to increase our sales will be affected by many factors which are beyond our control, such as falling commodity prices which will decrease demand for our products or the failure of the marketplace to respond positively to our Hemiwedge® valve technology. We cannot assure you that our strategies to increase our sales will be successful. If they are not, we may never become profitable.

We want to develop energy field services products, but we may not have the financial ability to do so.

We are currently seeking opportunities to develop or acquire energy field services products through acquisition or license. We believe acquiring our own product lines would leverage our expertise in manufacturing and marketplace knowledge and complement our current contract machining business and customer relationships. However, the energy field services market has numerous manufacturers that are larger than we are and have greater financial resources than we do. Even if we were to acquire or design our own products, it is possible that we may not have the financial capacity to enter this market.

We may not be able to identify quality strategic acquisition candidates, and if we do make strategic acquisitions, we may not be able to successfully integrate their operations.

We may seek to acquire companies or product lines within the energy field services market or a related market. For any acquisition, we will be required to assimilate the operations, products and personnel of the acquired business and train, retain and motivate its key personnel. We may be unable to maintain uniform standards, controls, procedures and policies if we fail in these efforts. Similarly, acquisitions may subject us to liabilities and risks that are not known or identifiable at the time of the acquisition or may cause disruptions in our operations and divert management’s attention from day-to-day operations, which could impair our relationships with our current employees, customers and strategic partners. We may have to incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be substantially dilutive to our shareholders. We currently have no agreements or commitments concerning any such additional acquisitions, and we may not be able to identify any companies that satisfy our acquisition criteria.

We face significant competition in our markets.

The energy field services industry, including both the machining and manufacturing industry and the commercial valve industry, is highly competitive. Competition in the sale of our products is primarily based on engineering, product design, process capability, quality, cost, delivery and responsiveness. Many of our competitors are entities that are larger and have greater financial and personnel resources than we do. We also compete with foreign manufacturers that have substantially cheaper labor costs than we do. We may not be able to compete successfully.

Failure to protect our proprietary technology could impair our competitive position.

We have obtained or are in the process of obtaining U.S. and foreign patents and patent applications for our Hemiwedge® products. Our success will depend in part on our ability to obtain patent protection for our Hemiwedge® products, preserve our trade secrets, and operate without infringing the proprietary rights of third parties.

Although we place considerable importance on obtaining patent protection for our technologies, products and processes, the enforceability of our patents is uncertain and involves complex legal and factual questions. The applicant or inventors of subject matter covered by patent applications or patents owned by us may not have been the first to invent or the first to file patent applications for such inventions.

Furthermore, enforcement of patents and proprietary rights in many other countries may be problematic or unpredictable. The issuance of a patent in one country does not assure the issuance of a similar patent in another country. Claim interpretation and infringement laws vary by nation, so the extent of any patent protection is uncertain and may vary in different jurisdictions.

Due to uncertainties regarding patent law and the circumstances surrounding our patent applications, the pending or future patent applications we own may not result in the issuance of any patents. Existing or future patents owned by us may be challenged, infringed upon, invalidated, found to be unenforceable or circumvented by others. Further, any rights we may have under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes.

Litigation or other disputes regarding patents and other proprietary rights may be expensive, cause delays in bringing products to market and harm our ability to operate.

The manufacture, use or sale of our Hemiwedge® product candidates may infringe on the patent rights of others. If we are unable to avoid infringement of the patent rights of others, we may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, or fail to successfully defend an infringement action or have the patents we are alleged to infringe declared invalid, we may incur substantial money damages, encounter significant delays in bringing our Hemiwedge® products to market, be precluded from participating in the manufacture, use, or sale of our Hemiwedge® products without first obtaining licenses to do so, or not be able to obtain any required license on favorable terms, if at all. In addition, if another party claims the same subject matter (or subject matter overlapping with the subject matter) that we have claimed in a U.S. patent application or patent, we may decide or be required to participate in interference proceedings in the United States Patent and Trademark Office in order to determine the priority of invention. Loss of such an interference proceeding would deprive us of patent protection sought or previously obtained and could prevent us from commercializing our products. Participation in such proceedings could result in substantial costs, whether or not the eventual outcome is favorable. These additional costs could adversely affect our financial results.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we rely in part on confidentiality agreements with our employees, consultants, outside collaborators, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We purchase metals in the open market, and our profitability may vary if prices of metals fluctuate.

The principal raw materials that we use are carbon steel, aluminum, stainless steel, nickel, brass, titanium and various special alloys and other metals. The metals industry as a whole is cyclical, and at times pricing and availability of raw materials in the metals industry can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, labor costs, production levels, competition, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials, and may, therefore, adversely affect our net sales, operating margin and net income. During periods of rising raw materials pricing, there can be no assurance that we will be able to pass any portion of such increases on to our customers. When raw material prices decline, customer demands for lower prices could result in lower sale prices and, as we use existing inventory, result in lower margins. Changing metal prices could adversely affect our ability to attain profitably.

The oil and gas industry is subject to fluctuations in demand, which results in fluctuations in our results of operations.

Most of our products are sold to oil and gas field services companies that experience significant fluctuations in demand based on economic conditions, energy prices, domestic and international drilling rig counts, consumer demand, and other factors beyond our control. In 2004 and 2005, we experienced increased activity levels driven by increases in energy commodity prices and increased demand for oil field drilling products. However, the increase in demand could be temporary as commodity prices fluctuate daily. Reduced demand for oil field drilling products would result in lower activity levels for our company. These changes can happen very quickly and without forecast or notice, and may have a material adverse effect on our results of operations.

We may need to recruit additional personnel for Hemiwedge Valve Corporation. If we are unsuccessful at attracting qualified personnel, we may be unable to operate the business as planned.

Our success in developing Hemiwedge Valve Corporation may depend on our ability to attract and retain other qualified management, project development, and sales and marketing personnel. We compete for such persons with other companies, some of which have substantially greater capital resources and facilities than we have. Further, demand for such personnel during periods of increased demand for energy products is very strong. We may not be successful in recruiting or retaining personnel of the requisite caliber or in adequate numbers to enable us to conduct the Hemiwedge business as planned.

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety.

Our operations are subject to extensive federal, state and local laws and regulations governing waste disposal, air and water emissions, the handling of hazardous substances, environmental protection, remediation, workplace exposure, and other matters. Hazardous materials that we use in our operations primarily include lubricants and cleaning solvents. Our leased facility is located in an industrial area close to properties with histories of heavy industrial use. Although no environmental claims have been made against us and we have not been named as a potentially responsible party by the EPA or any other party, it is possible that we could be identified by the EPA, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws. If so, we could incur substantial litigation costs to prove we are not responsible for the environmental damage or, if we were found to be a responsible party, we could be liable for significant damages.

INVESTMENT RISKS

There is a limited trading market for our shares. You may not be able to sell your shares if you need money.

Our common stock is traded on the Over-The-Counter Bulletin Board, an inter-dealer automated quotation system for equity securities. During the 30 trading days ended May 31, 2006, the average daily trading volume of our common stock was 37,587 shares. As of the date of this prospectus, we had approximately 375 holders of our common stock (not including an indeterminate number of shareholders whose shares are held by brokers in street name). There has been limited trading activity in our stock, and when it has traded, the price has fluctuated widely. We consider our common stock to be “thinly traded” and any last reported sale prices may not be a true market-based valuation of the common stock. Shareholders may experience difficulty selling their shares if they choose to do so because of the illiquid market and limited public float for our common stock.

We are subject to the penny stock rules and these rules may adversely affect trading in our common stock.

Our common stock is a “low-priced” security under rules promulgated under the Securities Exchange Act of 1934. In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer. The effect of these restrictions probably decreases the willingness of broker-dealers to make a market in our common stock, decreases liquidity of our common stock and increases transaction costs for sales and purchases of our common stock as compared to other securities.

Transfers of our securities may be restricted by virtue of state securities “blue sky” laws which prohibit trading absent compliance with individual state laws. These restrictions may make it difficult or impossible to sell shares in those states.

Transfers of our common stock may be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as “blue sky” laws. Absent compliance with such individual state laws, our common stock may not be traded in such jurisdictions. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them should be aware that there may be significant state blue sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. These restrictions may prohibit the secondary trading of our common stock. Investors should consider the secondary market for our securities to be a limited one.

There are options and warrants to purchase shares of our common stock currently outstanding.

We have granted options and warrants to purchase an aggregate of 505,569 shares of our common stock to various persons and entities, of which options and warrants to purchase up to 253,807 shares of our common stock are currently exercisable. The exercise prices on these options and warrants range from $0.63 per share to $10.50 per share. If issued, the shares underlying options and warrants would increase the number of shares of our common stock currently outstanding and will dilute the holdings and voting rights of our then-existing shareholders.

We have no immediate plans to pay dividends.

We have not paid any cash dividends to date and do not expect to pay dividends for the foreseeable future. In addition, the terms of our line of credit and term loan from Stillwater National Bank prohibit us from declaring or paying dividends or purchasing or redeeming any of our capital stock without the approval of Stillwater National Bank. We intend to retain earnings, if any, as necessary to finance the operation and expansion of our business.

Our officers and directors collectively own a substantial portion of our outstanding common stock, and as long as they do, they may be able to control the outcome of stockholder voting.

Our officers and directors are collectively the beneficial owners of approximately 42.17% of the outstanding shares of our common stock. As long as our officers and directors collectively own a significant percentage of our common stock, our other shareholders may generally be unable to affect or change the management or the direction of our company without the support of our officers and directors. As a result, some investors may be unwilling to purchase our common stock. If the demand for our common stock is reduced because our officers and directors have significant influence over our company, the price of our common stock could be materially depressed. The officers and directors will be able to exert significant influence over the outcome of all corporate actions requiring stockholder approval, including the election of directors, amendments to our certificate of incorporation and approval of significant corporate transactions.

We have the ability to issue additional shares of our common stock and shares of preferred stock without asking for stockholder approval, which could cause your investment to be diluted.

Our Certificate of Incorporation authorizes the Board of Directors to issue up to 50,000,000 shares of common stock and up to 10,000,000 shares of preferred stock. The power of the Board of Directors to issue shares of common stock, preferred stock or warrants or options to purchase shares of common stock or preferred stock is generally not subject to stockholder approval. Accordingly, any additional issuance of our common stock, or preferred stock that may be convertible into common stock, may have the effect of diluting your investment.

By issuing preferred stock, we may be able to delay, defer or prevent a change of control.

Our Certificate of Incorporation permits us to issue, without approval from our shareholders, a total of 10,000,000 shares of preferred stock. Our Board of Directors can determine the rights, preferences, privileges and restrictions granted to, or imposed upon, the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series. It is possible that our Board of Directors, in determining the rights, preferences and privileges to be granted when the preferred stock is issued, may include provisions that have the effect of delaying, deferring or preventing a change in control, discouraging bids for our common stock at a premium over the market price, or that adversely affect the market price of and the voting and other rights of the holders of our common stock.

Our stock price is volatile.

The trading price of our common stock has been and continues to be subject to fluctuations. The stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, the operating and stock performance of other companies that investors may deem as comparable and news reports relating to trends in the marketplace, among other factors. Significant volatility in the market price of our common stock may arise due to factors such as:

•	our developing business;

•	a continued negative cash flow;

•	relatively low price per share;

•	relatively low public float;

•	variations in quarterly operating results;

•	general trends in the industries in which we do business;

•	the number of holders of our common stock; and

•	the interest of securities dealers in maintaining a market for our common stock.

As long as there is only a limited public market for our common stock, the sale of a significant number of shares of our common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered, and could cause a severe decline in the price of our common stock.

CAUTIONARY STATEMENT REGARDING
FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words including “may,” “could,” “would,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which remain beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in “Risk Factors” and elsewhere in this prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this prospectus. We are not obligated to update these statements or publicly release the results of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

MARKET FOR COMMON EQUITY

Our common stock has traded on the OTC Bulletin Board under the symbol “SHMT” since October 20, 2005. Before that date, our common stock traded on the OTC Bulletin Board under the symbol “EXCB” since June 10, 2002. Before that date, our common stock traded on the OTC Bulletin Board under the symbol “GRMA,” and before that, it traded on the OTC Bulletin Board under the symbol “GRMG.” The following table shows the high and low bid prices for our common stock for each quarter since January 1, 2004 as reported by the OTC Bulletin Board. All share prices have been adjusted to provide for the one-for-seven reverse split which was effected on October 19, 2005.

We consider our common stock to be “thinly traded” and any reported sale prices may not be a true market-based valuation of our stock. Some of the bid quotations from the OTC Bulletin Board set forth below may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

2004 (OTC Bulletin Board)	High Bid	Low Bid
First quarter	$0.53	$0.18
Second quarter	0.42	0.14
Third quarter	0.28	0.18
Fourth quarter	1.33	0.21

2005 (OTC Bulletin Board)	High Bid	Low Bid
First quarter	$0.49	$0.21
Second quarter	0.53	0.21
Third quarter	0.53	0.42
Fourth quarter	0.90	0.40

2006 (OTC Bulletin Board)	High Bid	Low Bid
First quarter	$1.28	$0.60
Second quarter to May 31, 2006	1.57	0.71

As of May 31, 2006, there were approximately 375 record holders of our common stock. This does not include an indeterminate number of shareholders whose shares are held by brokers in street name

We have not paid cash dividends since our inception and we do not contemplate paying dividends in the foreseeable future. Furthermore, the terms of our line of credit and term loan with Stillwater National Bank prohibit us from declaring or paying dividends or purchasing or redeeming any of our capital stock without the approval of Stillwater National Bank. We anticipate that earnings, if any, will be retained to retire debt and for the operation of our business.

Shares eligible for future sale could depress the price of our common stock and lower the value of your investment. Sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

General

We are a holding company with subsidiaries that operate in two principal business segments. Through our subsidiary, Shumate Machine Works, we contract machining and manufacturing. Through our subsidiary, Hemiwedge Valve Corporation, we are developing a valve product line. Our mission is to leverage our existing infrastructure, expertise, and customer channels to expand our business and bring new technologies to the energy markets.

We currently employ 54 people at two plants totaling approximately 85,000 square feet in Conroe, Texas, north of Houston. Our executive offices are located at 12060 FM 3083, Conroe, Texas 77301.

Shumate Machine Works began its business in 1979 and was merged into our company in March 2002. It sells products, parts and component parts to the energy field services market. These products are designed to the customer’s specifications. Some of our primary products are drilling tools and blow-out preventers that are used in the drilling, exploration and production of oil and gas. Due to the increase in commodity prices, energy producing companies have undertaken more exploration and drilling activities, especially during the past 24 months. As a result, our revenues increased in both the 2004 and 2005 fiscal years. So long as commodity prices remain high we believe that energy companies will continue to expand their operations. This should, in turn, continue to result in increased sales for Shumate Machine Works.

In 2003 and 2004 we discontinued certain operations that were not related to Shumate Machine Works. The debts and liabilities of these four subsidiaries were discharged in bankruptcy. We also restructured our debt with our primary lender, Stillwater National Bank, as described below. These actions, along with our increased sales and certain cost-cutting measures that we began implementing in the 2004 fiscal year, have helped us to improve our operations.

Since we acquired the intellectual property related to the Hemiwedge® valve in December 2005, we have incurred, and we continue to incur, significant expenses for the research and development related to this product. While we believe that the increased revenues and improved results of Shumate Machine Works will allow us to continue these new product development activities, we do not believe that they will provide us with all the funds we need to fully develop and launch the product. We may try to engage energy companies in alliances that could help offset these development and launch costs. Whether or not we are successful in engaging corporate partners for this purpose, we may also seek additional capital to fund our new technology product launch. This capital may not be available to us on acceptable terms or at all. We expect the product to be ready to launch late in 2006, although there is no assurance that this will occur.

During the remainder of the 2006 fiscal year, our plan is to continue to increase our revenues by increasing prices for our products, as appropriate, and by encouraging our customers to expand the number of products that we manufacture for them as they anticipate increasing their activity.

Debt Restructuring

On October 19, 2005, we completed a restructuring of our debt with Stillwater National Bank, our primary lender (referred to in this discussion and in other places in this prospectus as "Stillwater"), and with other private lenders. The restructuring included the following:

•	an agreement to amend and restate a series of notes issued to Stillwater into one term note;

•	the extension of our current line of credit with Stillwater;

•	the issuance of a convertible note to Stillwater;

•	the issuance of a note to Stillwater by our Chief Financial Officer, who used a portion of the proceeds from this loan to purchase shares of our common stock;

•	the conversion of a portion of our debt to Stillwater into 20% of our then-outstanding common stock after giving effect to the reverse stock split;

•	our reacquisition of the capital stock of our operating subsidiary, Shumate Machine Works;

•	a release from Stillwater for any indebtedness not covered above;

•	the issuance of our common stock in exchange for all amounts due under certain outstanding unsecured promissory notes issued to private lenders not related to Stillwater; and

•	the vesting of restricted stock awards granted to our executive officers, in return for their personal guarantees on new bank debt, and to our non-employee directors.

In addition, in connection with the restructuring of our debt, we changed our name from Excalibur Industries, Inc. to Shumate Industries, Inc. and effected a 1-for-7 reverse stock split of our then outstanding shares of common stock. The restructuring plan, the name change, the reverse stock split, the adoption of our 2005 Stock Incentive Plan, and the re-election of our directors were all approved at a special meeting of our shareholders held on October 19, 2005. A complete description of the restructuring plan is set forth in the section of this prospectus titled, “Business - Business Development - Reorganization”.

As a result of the restructuring, we recognized $4,222,743 in debt forgiveness income from Stillwater and $204,414 in debt forgiveness income related to the exchange of the unsecured notes for common stock.

Critical Accounting Policies

Management believes that the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue is derived primarily from machining of oil field drilling parts, components, and tools for our customers. All revenue is recognized when persuasive evidence of an arrangement exists, the service or sale is complete, the price is fixed or determinable, and collectibility is reasonably assured. This typically occurs when the order is shipped. Shipping terms are FOB shipping and title passes to the customer at the time the product is shipped. Customers have the right to inspection and acceptance for generally up to five days after taking delivery. Orders may not be returned by customers due to the custom specifications of each product, but rework on items is necessary if the product was not within the original order specifications. We test all orders against the customer’s order specifications prior to shipment. Customer requests for rework and customer rejection of shipments have been historically low.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts represents our estimate of the amount of possible credit losses existing in our accounts receivable. To determine the allowance management estimates likely losses based on a review of current open receivables and our historical write-off experience. We review the adequacy of our allowance for doubtful accounts quarterly. Significant individual accounts receivable balances and balances which have been outstanding greater than 90 days are reviewed individually for collectibility. Account balances, when determined to be uncollectible, are charged against the allowance.

Concentration of credit risk

At December 31, 2005, two customers accounted for 73% of our total accounts receivable. Because management believes that all such amounts are collectible due to the nature of the customers and our collection experience with them, we have not recorded an allowance for doubtful accounts for these receivables.

Inventory

Inventory is stated at the lower of cost (first-in, first-out for raw materials and specific job cost for work-in-process and finished goods) or market. Slow-moving inventories are periodically reviewed for impairment in value. Work-in-process and finished goods include labor, materials and production overhead.

Results of Operations

Three Months Ended March 31, 2006 as Compared to the Three Months Ended March 31, 2005

The results of operations set forth below for the three months ended March 31, 2006 and March 31, 2005 are those of the continuing operations of Shumate Industries, Inc., which include Shumate Machine Works and Hemiwedge Valve Corporation. The results are presented on a consolidated basis. We currently earn no revenues from Hemiwedge Valve Corporation, which is still in the development stage.

	Three Months Ended
	March 31,
	2006	2005
Net sales	100.0%	100.0%
Cost of sales	(85.5)	(110.1)
Gross profit (loss)	14.5	(10.1)

Selling, general and administrative	(38.3)	(33.8)
Depreciation	(.8)	(.6)
Bad debt expense	-	(1.6)
Research and development	(6.3)	(5.0)
Operating income (loss)	(30.9)%	(51.1)%

Net sales. Our net sales increased by $496,974, an increase of 46.1%, to $1,574,977 for the three months ended March 31, 2006, from $1,078,003 for the three months ended March 31, 2005. Continued increases in commodity prices, particularly in the energy sector, and activity levels in the energy field services industry resulted in increased demand for our products from our customers. As a result of this increased demand, the pricing for our products and components improved. Our customers have indicated to us that they expect the activity level in the energy field services industry to continue to be strong throughout 2006.

Cost of Sales. Cost of sales increased by $159,831 or 13.5%, to $1,346,511, for the three months ended March 31, 2006 from $1,186,680 for the three months ended March 31, 2005. As a percentage of net sales, cost of sales decreased to 85.5% of net sales for the three months ended March 31, 2006 versus 110.1% of sales for the three months ended March 31, 2005. Cost of sales includes various allocated overhead items such as our facility leases, utilities, and indirect labor costs with related payroll tax and employee benefits expense. The decrease in cost of sales as a percentage of net sales resulted primarily from better control of our direct labor costs and better pricing of our products. As a result, we generated a gross profit of $228,466, with a gross profit margin of 14.5%, for the first quarter of 2006. Our gross margins have steadily improved since the third quarter of 2005, and, based on customer indications, we anticipate that this trend of will continue well into 2006. We are continuing to implement better cost-controls with production wages on jobs and to create greater efficiencies in production. We are also continuing to seek to increase revenues by generating more sales with higher pricing for our products and components. We believe that continued increasing market improvement in the oil and gas field services markets resulting from higher commodity prices will continue to lead to better pricing and gross margins.

Selling, general, and administrative. Selling, general and administrative expenses increased by $239,052 to $603,527 for the three months ended March 31, 2006, from $364,475 for the three months ended March 31, 2005. As a percentage of net sales, selling, general and administrative expenses were 38.3% for the three months ended March 31, 2006, as compared to 33.8% for the comparable period in 2005. Our selling, general, and administrative expenses increased primarily due to wage expense and consulting fees totaling approximately $151,000 relating to the start-up of operations of Hemiwedge Valve Corporation. Other increases were related to administrative payroll, advertising, and property tax expenses.

Depreciation. Depreciation expense increased by $29,872 to $95,872 for the three months ended March 31, 2006 from $66,000 for the three months ended March 31, 2005, primarily due to equipment purchases in the first quarter of 2006.

Bad debt expense. During the three months ended March 31, 2005, we charged off accounts receivable in the amount of $17,020 to bad debt expense. We had no such corresponding charge off in the first quarter of 2006.

Research and development. Research and development expense increased by $45,480 to $99,208 for the three months ended March 31, 2006 from $53,728 for the three months ended March 31, 2005. We anticipate that we will continue to incur significant research and development expenses for our new Hemiwedge® valve technology as we continue the beta development of the technology and implement the initial launch of the product. We expect that these expenses will include consulting fees, engineering fees, design fees and costs, development fees and costs, patent and other intellectual property filings, legal fees, prototyping costs, costs of new materials, and other research and development costs.

Operating loss. We incurred an operating loss of $487,655 for the three months ended March 31, 2006, a decrease of $62,787, as compared to an operating loss of $550,442 for the three months ended March 31, 2005. We had a smaller operating loss in the first three months of the 2006 fiscal year, as compared to the first three months of the 2005 fiscal year, primarily because we generated more revenues due to increased demand for drilling products and components. This increase in revenue was offset by an increase in start-up expenditures relating to Hemiwedge Valve Corporation, research and development costs, increased administrative wages, advertising, and property tax expenses. While we reduced our operating loss for the first three months of the 2006 fiscal year, we were not able to reduce our fixed costs so that they were less than the revenues we generated in the period.

Debt forgiveness income. We recognized $2,000,000 in debt forgiveness income during the three months ended March 31, 2006 as a result of the amendment of our loan agreement with Stillwater National Bank.

Interest expense. Interest expense decreased by $21,485 to $236,153 for the three months ended March 31, 2006, from $257,638 for the three months ended March 31, 2005. Our interest expense decrease resulted primarily from the significant reduction of our outstanding debt and debt servicing requirements due to the restructuring of our debt which took place in October 2005.

Provision for income taxes. We generated net operating income of $1,276,192 for the three months ended March 31, 2006, compared to a net loss of $808,080 for the three months ended March 31, 2005. While we have generated net income in 2004, 2005 and the first quarter of 2006, we have made no provision for income taxes due to our tax loss carry-forward from previous years. Accordingly, we have made no provision for income taxes.

Fiscal Year Ended December 31, 2004 as compared to the Fiscal Year Ended December 31, 2005

Discontinued Operations

On December 31, 2003 three of our operating subsidiaries, Excalibur Steel, Excalibur Services, and Excalibur Aerospace, filed voluntary petitions for protection under Chapter 7 of the U.S. Bankruptcy Code in the United States Bankruptcy Court, Southern District of Texas. The debts and liabilities of Excalibur Steel and Excalibur Aerospace were discharged on July 26, 2004 and the debts and liabilities of Excalibur Services were discharged on August 3, 2004. As a result of the discharge of these liabilities, we recorded $5,218,883 in debt forgiveness income in 2004.

On March 9, 2005 Excalibur Holdings, Inc., our wholly-owned subsidiary and the former parent corporation of Shumate Machine Works, Inc., filed a voluntary petition for protection under Chapter 7 of the U.S. Bankruptcy Code in the United States Bankruptcy Court, Southern District of Texas. Its debts and liabilities were discharged on November 30, 2005. As a result of the discharge of these liabilities, we recorded $1,837,295 in debt forgiveness income in 2005.

In accordance with the provisions related to discontinued operations included in Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of operations and financial position of these four companies were separately reported as discontinued operations on our consolidated financial statements and in the related discussions and comparisons between current and prior fiscal years.

Results of Continuing Operations

Basis of Presentation

The results of operations set forth below for the fiscal years ended December 31, 2005 and December 31, 2004 are those of the continuing operations of Shumate Industries, Inc., which include Shumate Machine Works and Hemiwedge Valve Corporation. The results are presented on a consolidated basis.

The following table sets forth, for the periods indicated, certain selected financial data expressed as a percentage of net sales from continuing operations:

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004
Net sales	100.0%	100.0%
Cost of sales	99.1	143.3

Gross income (loss)	0.9	(43.3)

Selling, general and administrative	49.8	45.8
Depreciation	0.6	0.7
Bad debt expense	1.2	-
Research and development	10.1	-

Operating income (loss)	(60.8)%	(89.8)%

Net sales.  Net sales for operations of Shumate Machine Works increased to $4,964,544, or an increase of 45.3%, for the fiscal year ended December 31, 2005, from $3,416,712 for the fiscal year ended December 31, 2004. Continued increases in commodity prices, particularly in the energy sector, resulted in increased activity in the energy field services industry, thereby causing increased demand for our products from our existing customers. In particular, orders for drilling tools and blow-out preventers increased during the 2005 fiscal year, resulting in improved pricing for our products and components. So long as commodity prices continue to rise we believe that the activity level in the energy field services industry and, therefore, the demand for our products, will continue to increase.

Cost of Sales. Cost of sales for continued operations increased to $4,919,658, or 0.48%, for the fiscal year ended December 31, 2005, from $4,896,211 for the fiscal year ended December 31, 2004. As a percentage of net sales, cost of sales decreased to 99.1% of net sales for the fiscal year ended December 31, 2005 versus 143.3% of sales for the fiscal year ended December 31, 2004. The decrease in cost of sales as a percentage of net sales resulted primarily from better control of our direct labor costs and better pricing of our products. As a result, we generated a gross profit of $44,886 with a gross profit margin of 0.9%. In addition, our gross margins steadily improved over the third and fourth quarters of 2005. We are continuing to implement better cost-controls with production wages on jobs and create greater efficiencies in production. We are also continuing to seek to increase revenues by generating more sales with higher pricing for Shumate products and components. We believe that continued increasing market improvement in the oil and gas field services markets resulting from higher commodity prices will continue to lead to better pricing and gross margins.

Selling, general and administrative. Selling, general and administrative expenses increased to $2,473,868, or an increase of 58.2%, for the fiscal year ended December 31, 2005, from $1,563,450 for the fiscal year ended December 31, 2004. As a percentage of net sales, selling, general and administrative expenses were 49.8% for the fiscal year ended December 31, 2005, as compared to 45.8% for the fiscal year ended December 31, 2004. The increase in selling, general and administrative expenses primarily results from stock compensation expense of approximately $475,000 that we incurred during the fiscal year ended December 31, 2005. The remainder of the increase is mainly attributable to an increase in administrative wages and to the recording of an accrual for potential penalties and interest due to the Internal Revenue Service.

Depreciation. Depreciation expense decreased to $326,550 for the fiscal year ended December 31, 2005, from $413,426 for the fiscal year ended December 31, 2004. During the fourth quarter of 2004, we increased our estimate of useful lives of certain shop equipment from seven to twelve years to reflect technological improvements, which resulted in decreased depreciation expense for 2005.

Bad debt expense. During the fiscal year ended December 31, 2005, we charged off accounts receivable in the amount of $58,088 to bad debt expense.

Research and development. During the fiscal year ended December 31, 2005, we incurred $503,263 in research and development expenses relating to our new valve product technology. We anticipate that we will continue to incur significant research and development expenses for this new technology in 2006 as we continue the beta development of the technology for the field and implement the initial launch of the product. We expect that these expenses will include consulting fees, engineering fees, design fees and costs, development fees and costs, patent and other intellectual property filings, legal fees, prototyping costs, costs of new materials, and other research and development costs.

Operating loss. We incurred an operating loss of $3,017,593 for the fiscal year ended December 31, 2005, compared to an operating loss of $3,068,080 for the fiscal year ended December 31, 2004. We had lower operating losses in the 2005 fiscal year as compared to the 2004 fiscal year primarily because we generated more revenues due to increased demand for the drilling products and components we manufacture. This increase in revenue was offset by an increase in research and development costs, stock compensation expense, increased administrative wages, and interest and penalty accruals. While we reduced our operating loss for the 2005 fiscal year, we have not reduced our fixed costs significantly enough to bring them below the revenues we generated in the period.

Debt forgiveness income. As a result of the discharge in bankruptcy of the debts and liabilities of Excalibur Steel, Excalibur Services and Excalibur Aerospace, we recorded $5,218,883 in debt forgiveness income from discontinued operations for the fiscal year ended December 31, 2004. As a result of the discharge in bankruptcy of the debts and liabilities of Excalibur Holdings, Inc., we recorded $1,837,295 in debt forgiveness income from discontinued operations for the fiscal year ended December 31, 2005. We also recorded $4,427,157 in debt forgiveness income from continuing operations during the fiscal year ended December 31, 2005 due to debt forgiveness by Stillwater and other third party lenders resulting from the restructuring that took place in October 2005.

Restructuring cost. On April 28, 2005, Excalibur Holdings, our bankrupt subsidiary and the holder of 100% of the common stock of Shumate Machine Works, received notice from Stillwater that it intended to dispose of the capital stock of Shumate Machine Works in a private sale after May 9, 2005 pursuant to the Oklahoma Uniform Commercial Code. As part of the restructuring, Stillwater transferred all of the capital stock of Shumate Machine Works to us in exchange for $100,000. This cost was charged to restructuring cost in the fourth quarter of the 2005 fiscal year.

Interest expense. Interest expense increased to $1,168,375 for the fiscal year ended December 31, 2005, from $966,788 for the fiscal year ended December 31, 2004. Our interest expense increase resulted primarily from increased borrowings from Stillwater, partially offset by pay-offs of leases. Our interest expense results primarily from a line of credit and term loans from Stillwater, notes issued to sellers as part of the purchase price in our acquisitions, capital leases, and notes issued to officers and directors for working capital loans. For 2006, we anticipate that our material interest expense will result solely from our credit facilities with our senior lender.

Provision for income taxes. While we have generated net income in the 2005 and 2004 fiscal years, we have made no provision for income taxes due to our tax loss carry-forward from previous years.

Liquidity and Capital Resources

We have financed our operations, acquisitions, debt service and capital requirements through cash flows generated from operations, debt financing, capital leases, and issuance of equity securities. Our working capital at March 31, 2006 was $50,706. We had cash of $1,126,702 as of March 31, 2006, compared to having cash of $387,568 at March 31, 2005. The difference results primarily from our sale of common stock during the first quarter of 2006.

We used $348,959 of net cash in operating activities for the three months ended March 31, 2006, compared to using $482,758 in the three months ended March 31, 2005. Cash used in operating activities is primarily due to increases in inventory and other assets. These amounts were offset by non-cash charges for amortization and depreciation, recognition of debt forgiveness income, bad debt expense, and by decreases in accounts receivable and accrued expenses.

Net cash flows used in investing activities was $307,146 for the three months ended March 31, 2006, compared to providing $11,120 in the three months ended March 31, 2005. Cash of $290,243 was used for the purchase of property and equipment and $16,903 was used for patent investments.

Net cash flows provided by financing activities were $1,568,589 for the three months ended March 31, 2006, compared to net cash provided by financing activities of $681,384 in the three months ended March 31, 2005. This increase in net cash provided by financing activities is primarily due to net proceeds from sales of common stock of $1,776,210 and proceeds from our bank credit line of $1,479,643. These were offset by payments on the bank credit line and other notes payable of $1,687,264.

Bank Credit Facility

The primary source of our financing has been our credit facility with Stillwater. As we discussed above under the caption “Debt Restructuring”, our credit facility with Stillwater was restructured on October 19, 2005.

Additionally, on March 31, 2006, we entered into a First Amendment to Loan Agreement and Guarantor’s Consent with Stillwater pursuant to which Stillwater agreed to forgive $2,000,000 of indebtedness under an amended and restated term promissory note that we executed in connection with the restructuring of our debt. In connection with this first amendment, we executed and delivered a new amended and restated term promissory note in the principal amount of $3,633,053. The new amended and restated note requires one interest only payment on March 31, 2006, and thereafter requires us to make 24 equal monthly payments in an amount sufficient to fully amortize principal and interest on the amended and restated note over 84 months. The note is due and payable on April 19, 2008, at which time we will be required to make a balloon payment of the entire outstanding principal balance and all accrued interest. The note bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of our existing and future assets.

On April 13, 2006 we entered into a letter agreement with Stillwater pursuant to which Stillwater agreed to accept $500,000 from us in full satisfaction of a secured convertible promissory note in the principal amount of $2,500,000 that we had previously issued in connection with the restructuring of our debt, so long as the payment is made on or before September 1, 2006. We have agreed with Stillwater that the funds for repayment of the loan will be investment funds, not a loan, that we will not offer to the proposed investors any special benefit resulting from the difference between the $500,000 raised and the principal amount of the convertible note and that the investors will not receive terms better than the terms received by Stillwater as such terms relate to future dilution. If we comply with the conditions of the letter agreement, we will be required to record debt forgiveness income in the approximate amount of $2,000,000.

Capital Requirements

Even with the improvements in our capital structure that we experienced from restructuring our debt with Stillwater and the improvements in our results of operations that we experienced from increasing our pricing for our oil and gas drilling products and components, we are still operating on a net loss basis.

We had net working capital of $50,706 as of March 31, 2006, which included proceeds remaining from a private placement of our common stock completed in February 2006 and from which we derived total net proceeds of approximately $1,776,210.

In addition, we have a $1,000,000 secured revolving line of credit facility, subject to qualifying accounts receivable and inventory, with Stillwater. The outstanding balance on this line of credit was approximately $641,849 at March 31, 2006, and at that time, $709,000 was the maximum borrowing allowed based on the amount of our qualifying accounts receivable and inventory, also referred to as our borrowing base. The outstanding balance on the line of credit and the borrowing base fluctuate based on our available working capital, our qualifying accounts receivable and inventory. In the future we may have the ability to borrow additional funds on this line of credit.

Currently, we believe that we will be able to fund our operations, working capital requirements, and debt service requirements for the remainder of the 2006 fiscal year through existing working capital and cash flows generated from operations. In addition, we believe that we will also be able to fund the beta development of the Hemiwedge® technology and the initial launch of the Hemiwedge® valve products through existing working capital and cash flows generated from operations. However, we do not believe that our existing working capital and cash flows generated from operations will be adequate to conduct a full-scale launch of the Hemiwedge® valve product line, including an inventory buildup, or an expansion of the product line. In order to conduct a full-scale launch, we would need to obtain additional financing. In addition, we have initiated a formal search program for other technology-oriented products targeted in complementary market segments, including oil and gas field services, pipeline and transportation, process and fluid management controls, refining, and maintenance services for these areas. The acquisition of such products may also require us to obtain additional financing.

In the event we seek to conduct a full-scale launch of the Hemiwedge® products and expand the product line, or if we seek to acquire another technology-oriented or other new product line, or if our cash flows from operations are insufficient to fund our operations, working capital requirements, and debt service requirements, we would need to finance our operations through additional bank borrowings under our Stillwater line of credit or other capital financings. Our collateral may not be sufficient to borrow additional amounts under the Stillwater line of credit when we need it, and in that case, we would need to seek additional debt or equity financing in the form of a private placement or a public offering, a strategic alliance, or a joint venture. Such additional financing, alliance, or joint venture opportunities might not be available to us, when and if needed, on acceptable terms or at all. If we are unable to obtain additional financing in sufficient amounts or on acceptable terms under such circumstances, our operating results and prospects could be adversely affected. In addition, any debt financings or significant capital expenditures require the written consent of Stillwater.

We may continue to incur operating losses if the energy field services market deteriorates or softens. Such losses could require us to renegotiate some or all of our affirmative covenants with Stillwater, including the liquidity ratio and debt service ratio covenants. Our ability to comply with these covenants in the future could depend on whether we can obtain additional capital financing or increase our cash flows from operations.

We anticipate that due in part to increasing energy prices, demand for our energy related field service products will continue to increase in the coming fiscal year. We intend to capitalize on the increase in demand by encouraging our customers to expand the number of products that we manufacture for them as they anticipate increasing their activity, by raising prices, as appropriate and by choosing higher margin production work. The debt restructuring, equity financing, operating expense reductions, and our plans for increasing sales are the steps that we have been taking to try to return to profitability.  However, it is possible that, even after implementing all of the foregoing, we may never achieve profitability.

We intend to retain any future earnings to retire debt, finance the expansion of our business and any necessary capital expenditures, and for general corporate purposes. All of the loans we obtained from Stillwater contain restrictions as to the payment of dividends.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet transactions such as guarantees, commitments, lease and debt agreements or other agreements that could trigger an adverse change in our credit rating, earnings, cash flows or stock price, including requirements to perform under standby agreements.

BUSINESS

Overview

We are a holding company with subsidiaries that operate in two principal business segments. Through our subsidiary, Shumate Machine Works, we contract machining and manufacturing. Through our subsidiary, Hemiwedge Valve Corporation, we are developing a valve product line. Our mission is to leverage our existing infrastructure, expertise, and customer channels to expand our business and bring new technologies to the energy markets.

We currently employ 54 people at two plants totaling approximately 85,000 square feet in Conroe, Texas, north of Houston. Our executive offices are located at 12060 FM 3083, Conroe, Texas 77301. Our telephone number is (936) 539-9533 and our Internet address is www.shumateinc.com.

Contract Machining and Manufacturing - Shumate Machine Works

Our contract machining and manufacturing division, Shumate Machine Works, provides products to the energy field services market. We manufacture products, parts, components, and assemblies for our customers designed to their specifications. We use state of the art 3-D modeling software and computer numeric controlled machinery to produce these products.

The diverse line of products we manufacture includes the following:

•	expandable tubing manufacturing - launchers and liner hangers for oil and gas field service applications;

•	blowout preventers and spare service parts;

•	top drive assemblies, sub-assemblies and their spare service parts;

•	directional drilling products;

•	exploration products for research and development;

•	natural gas measurement equipment, including fittings and valves;

•	control and check valves; and

•	subsea control equipment.

We can produce large-diameter products and close-tolerance machined parts that range up to thirty-four feet in length using a myriad of materials including high grade carbon steel, high grade stainless steel, nickel, and chrome based alloys. We use state of the art equipment in the production of these parts and have developed in-house trade secrets with respect to the manufacture of certain products. We also produce complex assemblies, including expandable tubing technology products that are used in field service operations under extreme environmental conditions for oil and gas exploration.

Our customers include Baker Hughes, BJ Services Company, Canrig Drilling Technology, a Nabors Industries company, Elmar, a Varco International company, FMC Technologies, Halliburton Energy Services, National Oil Well, Oceaneering Intervention Engineering, Oil States Industrial Hydrotech, R&M Energy Systems, Shell Development, Smith International, Texas Oil Tools, a Varco company, and Weatherford International.

Valve Product Technology - Hemiwedge Valve Corporation

We recently formed Hemiwedge Valve Corporation, a wholly-owned subsidiary, to develop and commercialize a new patented valve technology that we believe may prove to be superior to traditional butterfly, ball and gate valves.

The Hemiwedge® valve is a quarter-turn hemispherical wedge valve. If the valve works as planned, we expect that it will combine the benefits of quarter turn valves with the durability of gate valves. The Hemiwedge® valve has a non-rotating core which guides the flow of liquid, such as oil, through the valve to the Hemiwedge itself. The Hemiwedge® is a hollow hemisphere where the inner and outer walls are slightly offset, having non-concentric centers, thereby producing a hemispherical wedge shape. Operation of the valve rotates the Hemiwedge a quarter turn, moving it between the core and valve seat, thus controlling the flow of liquid. We believe that these design features in the combination of the Hemiwedge® shut off and stationary core make the Hemiwedge® valve unique.

Reduced failure frequency rates

We believe that oftentimes, when valves “break,” it is due to leaks caused by leaking seals within a valve. Most ball valves, by example (see “Figure 2”), have more turbulent flow patterns where the fluid within the valve comes into direct contact with the seals during modulation, actuation and service. Our Hemiwedge® valve seals (see “Figure 1”) are not placed within the flow path. Because its seal surfaces are protected, we believe that the Hemiwedge® valve may prove to be more durable, may last longer, and may not encounter seal damage as frequently as currently available valve products. We believe that this product advantage will be more evident in severe and critical service applications.

Reduced torque providing easier actuation

Many flow control valves require expensive actuators that turn, throttle, or modulate the valve for its service and application. Some actuators cost more that the valves they modulate. By design, our Hemiwedge® valve has approximately one-half of the friction points for the wedge against the sealing surface as compared to engineering ball valves that seal from all four sides. We believe that our Hemiwedge® valve design requires less torque to actuate and may, therefore, require less expensive actuators.

We believe that the Hemiwedge® valve may be suitable for a wide range of applications with several trims available and may, therefore, be applicable to most areas of industrial valve use in upstream and downstream energy markets worldwide.

Our plan is to complete the engineering, design, and development of the Hemiwedge® valve, build-up an initial inventory and launch the product line in the second half of the 2006 fiscal year. The valve is still in the engineering and design stage, therefore we have not yet determined in field experience how long the valve will last under operating pressures or how much less torque the valve requires than valves currently available in the market.

Recent Developments

During the fiscal year ended December 31, 2005, we continued to experience increased revenues from Shumate Machine Works. Increases in commodity prices, particularly in the energy sector, fueled increased activity levels in the energy field services industry which, in turn, resulted in increased demand for our products from our existing customers. In particular, we received increased orders for drilling tools, liner hangers, top-drive units and blow-out preventers in 2005. This resulted in an increase to revenues of approximately $1.5 million, or 45%. In addition, we were able to continue the successful implementation of our cost-cutting program which, combined with the increase in revenue, resulted in a reduction of our operating loss by approximately $50,000. Furthermore, as a result of the discharge of certain liabilities in conjunction with the restructuring of our debt with Stillwater and other noteholders and the discharge of the debts and obligations of Excalibur Holdings, Inc. in bankruptcy, we recorded $6,264,452 in debt forgiveness income, which resulted in a net profit of $1.98 million in 2005.

While we improved our results from operations in the 2005 fiscal year, we continue to have substantial indebtedness outstanding. As of December 31, 2005, we had outstanding indebtedness to Stillwater of approximately $9 million, including a $2.5 million convertible note.

In December 2005, we sold 416,667 shares of our common stock to A. Earl Swift, our former director and a significant stockholder of our company, in a private offering. The per share price was $0.60. We used the net proceeds from this offering to finance our acquisition of the intellectual property rights to the Hemiwedge® valve technology and for working capital and general corporate purposes.

In February 2006, we sold 3,333,333 shares of our common stock to institutional and accredited retail investors in a private offering. The purchase price per share was $0.60 and the net proceeds to us, after the payment of commissions, fees and other expenses, totaled approximately $1,810,000. We intend to use the net proceeds from the financing for the initial launch of our new Hemiwedge® valve technology, working capital and general corporate purposes.

We anticipate that increasing energy commodity prices, including prices of oil and natural gas, should result in an increase to the drilling and other exploration activities of our customers, although there can be no assurance that this will occur. If our customers increase drilling and exploration activities, it may result in increased oil rig counts as well as a renewal of drilling activity in previously dormant drilling facilities. We believe that such an increase in activity would result in increased demand for our energy related field service products in the coming fiscal year.

Business Development

Organization

Our predecessor, Global Realty Management Group, Inc., or GRMG, was incorporated in the State of Florida in 1997. In June 2002, GRMG reincorporated under the laws of the State of Delaware from the State of Florida pursuant to a merger with a newly formed Delaware corporation. Under the terms of this reincorporation merger, GRMG changed its name from “Global Realty Management Group, Inc.” to “Excalibur Industries, Inc.” In October 2005, we changed our name from “Excalibur Industries, Inc.” to “Shumate Industries, Inc.”

Acquisition of Hemiwedge® Assets

On December 5, 2005, we acquired the intellectual property rights to the Hemiwedge® line of products, including the Hemiwedge® valve, from Soderberg Research and Development, Inc. and certain of its affiliates. The intellectual property rights acquired consist of all patents, trademarks, and the Internet website relating to the Hemiwedge® product line. We paid for these rights as follows:

•	we paid $138,500 in cash;

•	we signed a promissory note for the principal amount of $100,000, which accrues interest at the rate of 6% and is payable in 24 equal installments over a period of two-years;

•	we agreed to deposit $72,000 as a fully recoupable royalty advance into an escrow account, which will be paid to the seller in equal installments of $3,000 for a period of 24 months; and

•
we agreed to pay a royalty of 3% of the net sales proceeds collected from the sale of products to which the intellectual property relates. Net sales proceeds are defined as gross revenue derived from sales, less sales and/or use taxes, import and/or export duties, outbound transportation costs, and amounts allowed or credited due to returns. These payments are to begin two years after the closing date and continue until March 29, 2013, once the $72,000 recoupable royalty is recovered.

Debt Restructuring

On October 19, 2005, we completed a restructuring of our debt with Stillwater, thereby reducing our debt and our debt servicing requirements. The restructuring included the following:

•	an agreement to amend and restate a series of notes issued to Stillwater into one term note;

•	the extension of our current line of credit with Stillwater;

•	the issuance of a convertible note to Stillwater;

•	the issuance of a note to Stillwater by our Chief Financial Officer, who used a portion of the proceeds of this loan to purchase shares of our common stock;

•	the conversion of a portion of our debt to Stillwater into 20% of our then-outstanding common stock after giving effect to the restructuring;

•	our reacquisition of the capital stock of our operating subsidiary, Shumate Machine Works;

•	a release from Stillwater for any indebtedness not covered above;

•	the issuance of our common stock in exchange for all amounts due under certain outstanding unsecured promissory notes issued to private lenders not related to Stillwater; and

•	the grant of restricted stock awards to our executive officers, in return for their personal guarantees on new bank debt, and to our non-employee directors.

In addition, in connection with the debt restructuring, we changed our name from Excalibur Industries, Inc. to Shumate Industries, Inc. and effected a 1-for-7 reverse stock split of our then outstanding shares of common stock. The restructuring plan, the name change, the reverse stock split, the adoption of our 2005 Stock Incentive Plan, and the re-election of our directors were all approved at a special meeting of our shareholders held on October 19, 2005.

As a result of the restructuring, we recognized $4,222,743 in debt forgiveness income from Stillwater and $204,414 in debt forgiveness income related to the exchange of the unsecured notes for common stock.

The following is a detailed discussion of these transactions.

Amended and Restated Term Note. Stillwater has amended and restated a series of promissory notes in the aggregate principal amount of approximately $9,413,000 into an amended and restated note in the principal amount of approximately $5,600,000. The amended and restated note requires interest only payments for the six months following closing, and thereafter, requires us to make 24 equal monthly payments in an amount sufficient to fully amortize principal and interest on the amended and restated note over 120 months. The amended and restated note is due and payable 30 months after the closing date, at which time we will be required to make a balloon payment of the entire outstanding principal balance and all accrued interest. The note bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of our existing and future assets. The proceeds of this note were applied as follows: $303,000 was used to purchase machines from Larry C. Shumate, our President and Chief Executive Officer, and A. Earl Swift, a former director; $100,000 was used to purchase the capital stock of Shumate Machine Works and the remainder was applied to our existing indebtedness to Stillwater. On March 31, 2006, we entered into a First Amendment to Loan Agreement and Guarantor’s Consent with Stillwater. Pursuant to this amendment, Stillwater agreed to forgive $2,000,000 of indebtedness under the amended and restated term promissory note. In connection with the first amendment, we executed and delivered a new amended and restated term promissory note in the principal amount of $3,633,053.

Revised Line of Credit. Stillwater extended, for a period of one year, our revolving line of credit in an amount of up to $1,000,000. The advances available under the line of credit are limited to a borrowing base of the sum of (a) 80% of eligible accounts receivable, and (b) 50% of eligible inventory. The line of credit bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of our existing and future assets.

Convertible Note. We issued to Stillwater a convertible note in the principal amount of $2,500,000. The principal amount and all accrued interest is convertible, at Stillwater’s option, into shares of our common stock at a conversion rate of $1.00 per share. The convertible note matures on the earlier of 60 months from the date of issuance or the date on which it is fully converted into our common stock. Interest on the convertible note accrues from the date of closing until the earlier of conversion or 24 months, at which time the accrued interest will be capitalized into principal. Beginning on January 19, 2008, we are obligated to make quarterly interest payments on the convertible note. The convertible note bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of our assets. On April 13, 2006 we entered into a letter agreement with Stillwater amending the terms of this loan. Pursuant to the letter agreement, Stillwater agreed to accept $500,000 from us in full satisfaction of this promissory note, so long as the payment is made on or before September 1, 2006. We have agreed with Stillwater that the funds for repayment of the loan will be investment funds, not a loan, that we will not offer to the proposed investors any special benefit resulting from the difference between the $500,000 raised and the principal amount of the convertible note and that the investors will not receive terms better than the terms received by Stillwater as such terms relate to future dilution. We agreed to include the shares of common stock underlying the convertible note on any eligible registration statement that we may file with the Securities and Exchange Commission under the Securities Act of 1933 in the next five years. Because the convertible loan has not yet been paid, we have included these shares in the registration statement of which this prospectus is a part.

Note to Matthew C. Flemming. In conjunction with the restructuring of our debt, Stillwater loaned $350,000 to our Chief Financial Officer, Matthew C. Flemming. $250,000 of the proceeds of this loan were used to purchase 250,000 shares of our common stock. The balance was used to pay Stillwater money owed by Mr. Flemming pursuant to the terms of a personal line of credit. Mr. Flemming had also personally guaranteed our loans to Stillwater. On October 19, 2005, Mr. Flemming owed approximately $10,000,000 under this personal guarantee. As part of the restructuring of our debt, Stillwater released Mr. Flemming from the personal guarantee.

Conversion of Prior Bank Debt. Stillwater has exchanged $2,368,000 of our outstanding indebtedness for 2,368,000 shares of our common stock. We have agreed to include these shares of common stock in any eligible registration statement that we may file with the Securities and Exchange Commission under the Securities Act of 1933 in the next five years. These shares are included in the registration statement of which this prospectus is a part.

Releases. Stillwater released us and our Chief Financial Officer, Matthew C. Flemming, from our respective obligations to Stillwater, except to the extent that such prior debt is amended and restated, issued, or guaranteed as set forth above.

Unsecured Note Exchange Offer. As part of the restructuring, holders of our unsecured promissory notes, which totaled $1,410,798 in principal and $280,512 in accrued interest, exchanged these notes for 1,691,310 shares of our common stock.

Restricted Stock Awards. On October 19, 2005 our Board of Directors granted restricted stock awards totaling 3,950,000 shares of common stock to our executive officers and our non-employee directors. The awards were fully vested on the date of grant.

Return of Collateral. On April 28, 2005, Excalibur Holdings, Inc., our bankrupt subsidiary and holder of 100% of the common stock of Shumate Machine Works, received notice from Stillwater that Stillwater intended to dispose of the capital stock of Shumate Machine Works, in a private sale pursuant to the Oklahoma Uniform Commercial Code. As part of the restructuring, Stillwater transferred all of the capital stock of Shumate Machine Works to us.

Bankruptcies

On December 31, 2003 three of our operating subsidiaries, Excalibur Steel, Excalibur Services, and Excalibur Aerospace, filed voluntary petitions for protection under Chapter 7 of the U.S. Bankruptcy Code in the United States Bankruptcy Court, Southern District of Texas. The debts and liabilities of Excalibur Steel and Excalibur Aerospace were discharged on July 26, 2004 and the debts and liabilities of Excalibur Services were discharged on August 3, 2004. As a result of the discharge of these liabilities, we recorded $5,218,883 in debt forgiveness income in 2004.

On March 9, 2005 Excalibur Holdings, Inc., our wholly-owned subsidiary and the former parent corporation of Shumate Machine Works, Inc., filed a voluntary petition for protection under Chapter 7 of the U.S. Bankruptcy Code in the United States Bankruptcy Court, Southern District of Texas. Its debts and liabilities were discharged on November 30, 2005. As a result of the discharge of these liabilities, we recorded $1,837,295 in debt forgiveness income in 2005.

Our Markets

The energy field services market, or upstream hydrocarbon market, is comprised of several market segments including oil and gas field services, pipeline and transportation, process controls, fluid management and controls, subsea refining, and maintenance services for these areas. We currently manufacture products, spare parts, and assemblies for the oil and gas field services market segment. With our new Hemiwedge® product line, we intend to expand into process controls, sometimes known as the energy flow control market. We may also expand into other areas of the energy field services market to pursue growth strategies that complement and/or leverage our current business and expertise.

Contract Machining and Manufacturing - Shumate Machine Works

The size of the U.S. oil and gas field services market can be measured by the U.S. drilling and completion activity spending and the total U.S. well service and work-over spending. Industry analysts estimate that U.S. drilling and completion spending was $79.9 billion for 2005, up 43% from the year 2004, and that U.S. well service and work-over spending was $14.9 billion in 2005, up 8% from 2004.

Valve Product Technology - Hemiwedge Valve Corporation

We believe that the industrial valve market is large and growing. According to industry analysts, the value of industrial valve shipments in 2005 was approximately $7.9 billion in the United States, up 3% from 2004, and $41.2 billion worldwide, up 4% from 2004.

Our Strategy

Our goal is to expand our operations in the following ways:

Expand and grow our contract machining and manufacturing business. During the 2005 fiscal year, expansion of our business occurred as a result of higher activity levels in the energy field services market and increases in our pricing. Our sales and marketing initiatives focus on capturing more revenue per customer by encouraging our customers to expand the number of products that we manufacture for them as they anticipate increasing their activity, by raising prices, as appropriate and by choosing higher margin production work. Additionally, we solicit existing customers for new product line manufacturing opportunities and extensions of their current business. During 2005, we invested approximately $393,000 in additional computer numeric-controlled machinery at our Shumate Machine Works plant to expand capacity for growth.

Launch and grow our proprietary new Hemiwedge® valve product line targeting energy flow control. We anticipate that this technology should provide a secondary revenue stream for us which we expect to achieve by leveraging our existing resources. We are now focusing on development, supply chain buildup, inventory buildup, and beta testing

Leverage our valve technology in other market segments outside of our focus through strategic alliances. We intend to license our Hemiwedge® technology in vertical markets where we have little or no expertise to maximize the technology’s value. Our Hemiwedge® valve has been tested at very high pressures and has demonstrated “bubble-tight” sealing capability and substantially reduced torque for sub-sea applications, providing a proof of concept needed to pursue discussions with larger energy companies. Additionally, we are in early stage discussions for the use of the technology in certain down-hole applications, where, after a prototype is built and successfully tested, licensing discussions may take place. Any licensing of our technology would be complementary to our intended product line and targeted focus.

Leverage our manufacturing infrastructure, market presence, and personnel to launch other technology-oriented products. We have significant experience in manufacturing and machining products and we have a reputation for providing quality products and services in the energy field services market. We have an existing base of customers and existing distribution channels in this market. We intend to combine our experience, reputation, customer base, and distribution channels with our expertise and knowledge of the industry to market and distribute other technology-oriented product lines that we may develop for this customer base and through these distribution channels.

Growth through acquisitions. We believe that acquisition opportunities exist for niche-oriented businesses and product lines within the energy field services industry, including divisions and subsidiaries within larger energy field service companies that remain from past mergers, acquisitions, and consolidations. As a growth strategy, we seek such divestiture candidates that would be complementary to our existing business lines. We are not currently engaged in negotiations for the acquisition of any business.

Sales and Marketing; Customers

We have developed and maintained long-term relationships with our contract machining and manufacturing customers, although we do not have long-term contractual arrangements with these customers. We use a variety of methods to identify target customers, including databases, direct mail, and participation in manufacturers’ trade shows. The energy field service target market usually consists of larger, well capitalized companies as well as smaller firms. These efforts supplement our traditional sales and marketing efforts of customer referrals and territory canvassing. In 2005, we spent approximately $73,500 on sales and marketing, which included the salaries, commissions, and expenses of our sales department.

Nearly all of our sales are on a negotiated price basis. In some cases, sales are the result of a competitive bid process where a customer sends to us and other competitors a list of products required, and we submit a bid on each job. Frequently, the ability to meet customer delivery schedules as well as plant capacities and capabilities play a significant role in our ability to compete effectively for a job.

For our valve division, we intend to target the high end of the pipeline, transmission stations, oil and gas, power, and mining markets, where there is a demand for flow control or process control valves. These target markets seek rapid maintenance benefits that our cartridge load system and flow control properties are designed to provide. Although we believe that our valve product line provides significantly improved functionality for high-end flow control applications, we intend to price our valves competitively relative to other high-end valve manufacturers to establish market share. In addition to leveraging our existing customer base and distribution channels to market and distribute the valve product line, we have identified a network of established independent representative companies to market and distribute the valves on a success fee basis. We intend to complement this effort with inside sales support, catalogs, web site, and internal professionals that can travel to sales locations to consummate sales.

We have a customer base of more than 30 customers. Two of these customers represented approximately 71% of our revenues for 2005. We continually try to develop more volume from other customers and to find new customers to reduce customer concentration risk. We intend to leverage our existing customer relationships in marketing our valve product as well as to seek new customers. If we are successful in doing this, we anticipate that it will also help ease the concentration of revenue and account receivables that now exists.

Raw Materials

The principal raw materials that we use are carbon steel, aluminum, stainless steel, nickel, brass, titanium and various special alloys and other metals. The metals industry as a whole is cyclical, and at times pricing and availability of raw materials in the metals industry can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, labor costs, production levels, competition, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials, and may, therefore, adversely affect our net sales, operating margin, and profitability. On average, pricing for raw materials has fluctuated about 30% annually on a historical basis. During periods of rising raw materials pricing, we have generally been able to pass through the increase in cost to our customers, accordingly, the increase in the cost of raw materials has not had a material effect on our operations. However, it is possible that we may not be able to pass any portion of such increases on to our customers in the future.

Competition

Both the machining and manufacturing business and anticipated valve product business are engaged in fragmented and highly competitive industry segments. We estimate that there are more than 800 machine shops in the greater Houston area alone, and that there are more than 4,000 valve product manufacturers and distributors within the United States alone. We estimate that our share of the market, based on 2005 revenues, is less than 1%. Competition is based primarily on quality, service, price, performance timeliness and geographic proximity. We compete with a large number of other machining and manufacturing operators on a national, regional and local basis, most of which have greater financial resources than we do, and several of which have greater name recognition. We also compete with overseas competitors whose labor costs may be significantly lower than our costs. We anticipate the valve product, when launched, will compete with a large number of companies with international and national capabilities that will possess greater financial resources then we have.

We believe that we are able to compete by defining and understanding customer needs and by using our equipment and machinery base to manufacture products with difficult specifications and tolerances. However, we do not represent a significant presence in our industry.

Intellectual Property

As part of our ongoing research, development, and manufacturing activities, we intend to seek patents when appropriate on inventions involving new products and product improvements. In December 2005, we acquired the intellectual property rights to the Hemiwedge® line of products, including the Hemiwedge® valve, from Soderberg Research and Development, Inc. and certain of its affiliates. These intellectual property rights consisted of two unexpired United States patents with durations of seven and nine years, respectively, one expired U.S. patent, one pending U.S. patent application, and one registered U.S. trademark. We have filed international patent applications for the inventions embodied in the pending U.S. patent application. We have also developed several new inventions relating to the technology which may be propagated within new patent applications in the future.

These intellectual property rights are of considerable importance to the proposed Hemiwedge® valve product line, and we consider them to be material to our valve product division. It is possible that these intellectual property rights may later be invalidated by a court of competent jurisdiction, and it is also possible that our products or proposed products may be found to infringe upon the intellectual property rights of others.

We also rely on trade secret protection for our confidential and proprietary information. We seek to enter into confidentiality agreements with our employees, partners, and suppliers. It is possible, however, that others will independently obtain similar information or otherwise gain access to our trade secrets.

Government Regulation and Environmental Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. In particular, our operations are subject to extensive federal, state and local laws and regulations governing waste disposal, air and water emissions, the handling of hazardous substances, painting products on premises, environmental protection, remediation and workplace exposure. Hazardous materials are used in our operations include lubricants and cleaning solvents.

We believe that we are in substantial compliance with all such laws and do not currently anticipate that we will be required to expend any substantial amounts in the foreseeable future in order to meet current environmental or workplace health and safety requirements.

Although no environmental claims have been made against us and we have not been named as a potentially responsible party by the EPA or any other entity, it is possible that we could be identified by the EPA, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws. If so, we could incur substantial litigation costs to prove that we were not responsible for the environmental damage or we could be required to pay costs to remediate the environmental damage if we are found to be responsible.

Safety

We are committed to emphasizing and focusing on safety in the workplace. We currently have a variety of safety programs in place, which include periodic safety meetings and training sessions to teach proper safety work procedures. We have established “best practices” processes throughout most of our operations to ensure that our employees comply with safety standards that we establish and to ensure full compliance with federal, state and local laws and regulations. In addition, we intend to continue to emphasize the need for an accident-free workplace.

Risk Management and Insurance

The primary risks in our operations are property damage, workers’ compensation, and third-party bodily injury. We maintain insurance above certain self-insured limits for liability for bodily injury, third-party property damage, and workers’ compensation, all of which we consider sufficient to insure against these risks.

Employees

We currently employ 54 people in Conroe, Texas. Of the total, approximately six are in administration, four are in engineering, four are in sales, marketing and distribution, and 40 are in machining, manufacturing and production. None of our employees are represented by a labor union, and we have not entered into a collective bargaining agreement with any union. We have not experienced any work stoppages and consider the relations with our employees to be good.

Properties

Our subsidiary, Shumate Machine Works, leases approximately 85,000 square feet of manufacturing space in Conroe, Texas.

Approximately 25,000 square feet is used by Shumate Machine Works for its operations. On April 1, 2006, Shumate Machine Works and the lessor terminated the existing lease for these premises and entered into a new lease. The lease term ends on March 31, 2011. The base rent is $18,600 per month, representing a reduction of rent of $4,000 per month. The new lease grants to Shumate Machine Works an option to purchase the premises at the end of the lease term for an agreed-upon purchase price or current appraised price. If it exercises this option, Shumate Machine Works is entitled to a credit in an amount equal to 5% of all lease payments paid during the term.

In December 2005, Shumate Machine Works entered into a lease agreement for a manufacturing facility of approximately 60,000 square feet to be used by Hemiwedge Valve Corporation. The term of the lease is three years and the rent is approximately $14,000 per month. The lease agreement grants to Shumate Machine Works an option to purchase the premises covered under the lease for a purchase price of $1,825,000. Shumate Machine Works will be entitled to a credit against the purchase price in an amount equal to the amount necessary to amortize the purchase price at 7% over a period of 240 months. The option to purchase expires on September 1, 2009. Along with the option to purchase, the lessor granted to Shumate Machine Works a right of first refusal with respect to the premises. Shumate Machine Works has sublet a portion of the premises. The sublease agreement has a term of three months, with automatic extensions for the following 33 months, at a rate of approximately $4,000 per month.

The existing facilities are adequate for our current operations. We anticipate that additional facilities may be leased or purchased as needed and that facilities that are adequate for our needs are readily available.

Legal Proceedings

We are not currently involved in any legal proceedings.

MANAGEMENT

The number of directors required by our bylaws is between three and 12. Currently, the number of directors is set at seven, although only four directors are currently serving. We intend to nominate two additional directors at our next annual meeting of shareholders, which is scheduled to take place in June 2006. There are no family relationships among our executive officers and directors or director-nominees.

The following table sets forth certain information regarding our directors and executive officers.

Name	Age	Position

Larry C. Shumate	53	President, Chief Executive Officer and Chairman
Matthew C. Flemming	37	Chief Financial Officer and director
Russell T. Clark	40	Vice President, Chief Operating Officer and director
Francis X. Marshik	79	Director

The names and ages of our director-nominees are:

Steven B. Erikson, age 38
Leo B. Womack, age 63

None of our directors, director-nominees or executive officers has, during the past five years,

•	been convicted in a criminal proceeding and none of our directors, director-nominees or executive officers is subject to a pending criminal proceeding,

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities, or

•
been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

As we indicated in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Discontinued Operations”, during 2004 Excalibur Steel, Excalibur Services and Excalibur Aerospace, and during 2005 Excalibur Holdings, Inc., had their debts and liabilities discharged in bankruptcy. Mr. Flemming and Mr. Marshik, who are currently members of our Board of Directors and, in Mr. Flemming’s case, an officer, were also directors and, in Mr. Flemming’s case, an officer, of Excalibur Industries, Inc. during these periods. Excalibur Steel, Excalibur Services, Excalibur Aerospace and Excalibur Holdings, Inc. were subsidiaries of Excalibur Industries, Inc.

None of our remaining officers or directors has had any bankruptcy petition filed by or against any business of which he was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time.

Election of Directors

At a meeting of shareholders at which a quorum is present, directors are elected by a plurality of the votes cast by the shares entitled to vote in an election.

Committees of the Board of Directors

Our Board of Directors does not currently have an audit committee, a compensation committee or a nominating committee.

Business Experience

Our Current Directors and Officers

Larry C. Shumate is our President and Chief Executive Officer and is the current Chairman of the Board of Directors. Mr. Shumate founded Shumate Machine Works in 1978 and has more than 27 years of manufacturing and management experience. Mr. Shumate has been the President of Shumate Machine Works since its inception and became our President and Chief Executive Officer in 2004. Mr. Shumate has served as a director since April 2004.

Matthew C. Flemming is a director and our Chief Financial Officer, Treasurer, Secretary, and Executive Vice-President. Mr. Flemming was a co-founder of Excalibur Holdings. From June 1999 to March 2001, he served as Chief Executive Officer of WorldByNet, Inc. a Houston, Texas based privately held Internet start-up company. From January 1994 to May 1999, Mr. Flemming served as Chief Executive Officer of FARO Pharmaceuticals, Inc., a privately held specialty products company. From May 1991 to December 1993, he was a Series 7 licensed financial advisor with Eppler, Guerin and Turner, a regional investment banking firm in the Southwest at that time. Mr. Flemming received a Bachelor of Arts in Finance from the University of Houston. Mr. Flemming is a former officer of Excalibur Holdings, Inc., Excalibur Aerospace, Excalibur Steel, and Excalibur Services, all former direct or indirect subsidiaries of our company, prior to their respective filings for bankruptcy protection. Mr. Flemming has served as a director since April 2002.

Russell T. Clark is a director and our Vice President and Chief Operating Officer. Mr. Clark has served as the Chief Operating Officer of Shumate Machine Works since 1998, developing operating procedures, production systems and controls and managing manufacturing personnel for growth. From 1988 to 1998, Mr. Clark worked at Baker Hughes in a variety of positions. From 1996 to 1998 he was Quality Assurance Manager for the western hemisphere for the Navitrak product line, and from 1988 to 1996, Mr. Clark served as Senior Quality Manager of Baker Hughes Develco and Senior Quality Engineer of Baker Hughes MWD. Mr. Clark has served as a director since April 2004.

Francis X. Marshik is a director. Mr. Marshik retired in 1986 from M.W. Kellogg, an engineering, construction and fabrication company, where he served as its Senior Vice President of Global Business Development since 1980. From 1974 to 1980, Mr. Marshik was Commercial Vice President of M.W. Kellogg in London, and from 1968 to 1972, he was the head of the Far East as General Manager of Japan. From 1950 to 1966, Mr. Marshik held various positions at C.F. Braun, an engineering company. He received a Bachelor of Science from Oregon State University. Mr. Marshik has served as a director since April 2002.

Nominees to our Board

Steven B. Erikson is a nominee to be a director. Mr. Erikson is a co-founder of Flowchem, Ltd., a specialty chemical provider to the pipeline industry, and has been its president since 2001. From 1998 to 2000, Mr. Erikson was the president of Red Rock Interests, Ltd., a financial advisory and investment company. From 1995 to 1998, he was an associate with Jeffries & Co. in the Corporate Finance - Energy Group. From 1990 to 1993, Mr. Erikson was a senior consultant with PriceWaterhouseCoopers in the Bankruptcy and Turnaround Group. Mr. Erikson received a Bachelor of Arts in Economics from Colorado College and a Masters of Business Administration from Rice University.

Leo B. Womack is a nominee to be a director. Mr. Womack has been the President and a director of Gulf Equities Realty Advisors, Inc., a diversified real estate portfolio management company, since 1986. He has also been the Chairman and Chief Financial Officer of Fairway Medical Technologies, Inc., a medical device company and a portfolio company of the Baylor College of Medicine Venture Fund, since 1996. He has been a director of Valves Incorporated of Texas, a specialty lubricants manufacturer for pipelines, since 1975. From 1969 to 1978, Mr. Womack was a managing partner of Womack, Gilman, Ritzwaller, & Co., which later merged with Fox & Company, a national accounting firm. From 1965 to 1969, he was a senior accountant at Arthur Andersen & Co. Mr. Womack has been nominated to be a director of O.I. Corporation, a publicly traded company. Mr. Womack is licensed as a certified public accountant and a real estate broker. He received a bachelor of arts from Texas A&M University.

Executive Compensation

The following table and discussion sets forth information with respect to all compensation awarded to, earned by or paid to our Chief Executive Officer and to our executive officers whose annual salary and bonus exceeded $100,000 during our last three completed fiscal years (collectively referred to in this discussion as the “named executive officers”).

	Annual Compensation				Long-Term Compensation
						Common Shares	All
					Restricted	Underlying	Other
				Other Annual	Stock	Options Granted	Compen
Name and Position	Year	Salary	Bonus	Compensation	Awards ($)(2)	(# Shares)	-sation
Larry C. Shumate	2005	$ 185,769	-0-	-0-	$ 315,000	-0-	-0-
Chairman, President and	2004	$ 155,770	-0-	$ 2,800 (1)	-0-	-0-	-0-
Chief Executive Officer	2003	$ 162,000	-0-		-0-	-0-	-0-

Matthew C. Flemming	2005	$ 163,077	-0-	-0-	$ 210,000	-0-	-0-
Executive Vice President,	2004	$ 105,011	-0-	$ 4,000 (1)	-0-	-0-	-0-
Chief Financial Officer, Secretary and Treasurer	2003	$ 227,500 (3)	-0-	-0-	-0-	-0-	-0-

Russell T. Clark	2005	$ 151,154	-0-	-0-	$ 262,500	-0-	-0-
Vice President and	2004	$ 129,230	-0-	$ 4,000 (1)	-0-	-0-	-0-
Chief Operating Officer	2003	$ 141,230	-0-	-0-	-0-	-0-	-0-

(1)	Includes various expenses we paid on behalf of the listed officer that have been classified as miscellaneous compensation income.
(2)
Includes restricted stock awards issued to each executive officer under our 2005 Stock Incentive Plan. The value of the restricted stock awards set forth herein is calculated by multiplying the number of shares issued under the restricted stock award by the quoted market price of our common stock on the date of grant, in accordance with SEC regulations.

(3)
Of this amount, only $35,000 was paid to Mr. Flemming. The remaining $192,500 was accrued salary. The obligation for payment of this amount was discharged in the Excalibur Holdings, Inc. bankruptcy proceeding.

Option Grants and Exercises

There were no option grants or exercises by any of our executive officers during the fiscal year ended December 31, 2005.

Employment Agreements

We do not have employment agreements with any of our executive officers.

Compensation of Directors

We do not have a plan pursuant to which members of our Board of Directors are compensated and members of the Board of Directors do not receive cash compensation for their services as Board members. Our directors receive reimbursement for reasonable out-of-pocket expenses in attending meetings of the Board of Directors. From time to time we may engage certain members of the Board of Directors to perform services on our behalf. In such cases, we compensate the members for their services at rates no more favorable than could be obtained from unaffiliated parties. As an inducement to join our Board of Directors we granted the following options to our director-nominees. On March 21, 2006 we granted an option to purchase 50,000 shares of our common stock to each of Messrs. Erikson and Womack at an exercise price of $1.00 per share, the fair market value on the date of grant. Each option has a term of five years.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On October 19, 2005, we completed a restructuring of debt we owed to Stillwater. As part of this restructuring, we issued 2,368,000 shares of our common stock to Stillwater, representing approximately 20% of our then issued and outstanding shares, in exchange for the cancellation of debt in the amount of $2,368,000 and we executed a convertible promissory note in the amount of $2,500,000 in favor of Stillwater. According to the terms of this note, Stillwater may, at its election, convert the principal amount of the note plus all accrued interest into shares of our common stock at a conversion rate of $1.00 per share. Stillwater also transferred to us all of the common stock it held in Shumate Machine Works.

We used $303,000 of the restructured debt to purchase machines from Larry C. Shumate, our President and Chief Executive Officer, and from A. Earl Swift, a former director.

Upon completion of the debt restructuring, we owed Stillwater a total of approximately $8,100,000 (not including a revolving credit line of $1,000,000). We received a release from Stillwater for the balance of any debt we owed (except to the extent that the debt was amended and restated, issued or guaranteed in the restructuring), which debt totaled approximately $3,813,000.

In conjunction with the debt restructuring, Stillwater loaned $350,000 to Matthew C. Flemming, our Chief Financial Officer. $100,000 of this loan was used to pay Stillwater money owed by Mr. Flemming pursuant to the terms of a personal line of credit. $250,000 of the loan was used by Mr. Flemming to purchase 250,000 shares of our common stock. Mr. Flemming had also personally guaranteed our loans to Stillwater. On October 19, 2005, Mr. Flemming owed approximately $10,000,000 under this personal guarantee. As part of the restructuring of our debt, Stillwater released Mr. Flemming from the personal guarantee.

Also in conjunction with the debt restructuring, Larry C. Shumate, Matthew C. Flemming, Russell T. Clark, Frank X. Marshik, A. Earl Swift, William S. H. Stuart and David Rains, all of whom serve, or have served, as officers or directors, and all of whom held unsecured promissory notes for loans made to us exchanged their promissory notes for a total of 1,580,935 shares of our common stock.

Finally, in conjunction with the debt restructuring, we issued restricted stock awards to Larry C. Shumate (1,500,000 shares), Matthew C. Flemming (1,000,000 shares), Russell T. Clark (1,250,000 shares) and Frank X. Marshik (200,000 shares).

On December 5, 2005, A. Earl Swift, our former director and a significant stockholder, purchased 416,667 shares of our common stock in a private placement at a purchase price of $0.60 per share for gross proceeds of $250,000. On January 10, 2006 we granted Mr. Swift an option to purchase 150,000 shares of our common stock at an exercise price of $0.65 per share, the fair market value on the date of grant. The term of the option is five years. The grant was made as an inducement to Mr. Swift to re-join our Board of Directors. Mr. Swift died on May 30, 2006. In recognition of his past service to us, our Board of Directors vested this option immediately.

On May 1, 2002, we retained Spectrum Law Group, LLP as our legal counsel. One of the partners at Spectrum Law Group, LLP is the son-in-law of Frank Marshik, one of our directors and shareholders.

SELLING SHAREHOLDERS

The table below sets forth information as of June 2, 2006 to reflect the sale of shares being offered by the selling shareholders. No selling shareholder has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates, except for the following: Stillwater National Bank is our primary lender and is currently considered to be an affiliate; Jody R. Samuels is our attorney; and Red Rock Interests Ltd. is controlled by Mr. Steven B. Erikson, a nominee to our Board of Directors. Mr. A. Earl Swift was a member of our Board of Directors from 2002 through 2004. Mr. Swift died on May 30, 2006. During the past three years, Mr. Swift and Mr. Virgil N. Swift loaned money to us on an unsecured basis. These loans were repaid in connection with our debt restructuring.

Selling Shareholders	Shares of Common Stock Beneficially Owned Prior to Offering(1)		Number of Shares of Common Stock to be Sold in the Offering	Shares of Common Stock Beneficially Owned After the Offering(1)
	Number	Percent		Number	Percent

Stillwater National Bank	6,093,000	31.59%	6,093,000(2)	2,368,000	15.32%

Jerome Belson	250,000(3)	1.62%	250,000	0	0

Barry Berger	250,000(3)	1.62%	250,000	0	0

Bernice Brauser	250,000(3)	1.62%	250,000	0	0

Excalibur Limited Partnership(4)	583,333(3)	3.77%	583,333	0	0

Robert Karsten	250,000(3)	1.62%	250,000	0	0

Whalehaven Capital Fund Ltd.(5)	666,667(3)	4.31%	666,667	0	0

Jonathan Kohn	250,000(3)	1.62%	250,000	0	0

First Montauk Securities Corp.	25,782(6)	*	25,782	0	0

Red Rock Interests Ltd.(7)	85,000(3)	*	85,000	0	0

Rick Hutzler and Cynthia Gale Hutzler	125,000(3)	*	125,000	0	0

Paul D. Larson	8,333(3)	*	8,333	0	0

Paul A. Larson	20,000(3)	*	20,000	0	0

Virgil N. Swift	100,000(3)	*	100,000	0	0

Estate of A. Earl Swift, deceased	1,608,761(8)	10.19%	416,667	1,192,094	7.71%

Mitchell D. Lukin	265,000(3)	1.72%	265,000	0	0

Gary J. Siller	41,667(3)	*	41,667	0	0

Leo B. Womack Family Trust	138,298(9)	*	42,000	96,298	*

Joel M. Oppenheim	42,000(3)	*	42,000	0	0

Gunter Maurer	20,333(3)	*	20,333	0	0

Edgar M. Larsen	84,000(3)	*	84,000	0	0

Jody R. Samuels	37,500(10)	*	37,500	0	0

Ernest Pellegrino	52,812(11)	*	52,812	0	0

Max Povolotsky	43,875(11)	*	43,875	0	0

Victor K. Kurylak	25,781(11)	*	25,781	0	0

Dan Walsh	46,875(11)	*	46,875	0	0

Kevin Martin	46,875(11)	*	46,875	0	0

Angela Metelitsa	8,000(11)	*	8,000	0	0

* Less than 1%
(1) Based on 15,459,727 shares of common stock outstanding on June 1, 2006.
(2) Represents 2,368,000 shares of common stock owned by Stillwater National Bank and 3,725,000 shares of common stock that Stillwater National Bank may acquire, at its option, upon the conversion of the principal amount due and all accrued interest under a promissory note in the amount of $2,500,000 issued by us in October 2005. Details relating to the acquisition by Stillwater National Bank of our common stock and warrants can be found at pages 16 and 28 of this prospectus. The name of the person who has voting or investment control over the securities owned by Stillwater National Bank is Jerry Lanier.
(3) Each of these individuals purchased the common stock in the private offering we completed on February 22, 2006. More information relating to this offering can be found on page 21 of this prospectus.
(4) Excalibur Limited Partnership is not related to Excalibur Holdings, Inc. or to any of its subsidiaries. The name of the person who has voting or investment control over the securities owned by Excalibur Limited Partnership is William Hechter.
(5) The names of the persons who have voting or investment control over the securities owned by Whalehaven Capital Fund Ltd. are Arthur Jones, Jennifer Kelly and Dorek Wood.
(6) Represents 25,782 shares of common stock that may be acquired by First Montauk Securities Corp. upon the exercise of warrants. The warrant exercise price is $0.63. The warrants were issued on February 22, 2006 and have a term of five years. First Montauk Securities Corp. is a registered broker-dealer who acted as our placement agent in connection with the offering of our common stock that was completed on February 22, 2006. First Montauk Securities Corp. received the warrant in the ordinary course of its business and at the time that it received the warrant had no agreements, understandings, directly or indirectly, with any person to distribute the securities. First Montauk Securities Corp. is controlled by its Board of Directors, which has voting and investment power over the securities.
(7) The name of the person who has voting or investment control over the securities owned by Red Rock Interests Ltd. is Steven B. Erikson, who is a nominee to our Board of Directors.
(8) This number includes 389,287 shares held by various family trusts of which Mr. Swift was a trustee, 176,191 shares underlying presently exercisable warrants and an option to purchase 150,000 shares of our common stock at a price of $0.65 per share. The option was granted on January 10, 2006 and was to have vested on the date that Mr. Swift is elected to our Board of Directors. Mr. Swift died on May 30, 2006. In recognition of Mr. Swift’s past service to us, the Board of Directors vested the option on June 2, 2006. The term of the option is five years.
(9) This number includes 88,298 shares held by a trust of which Mr. Womack is a trustee and an option to purchase 50,000 shares of our common stock at a price of $1.00 per share. The option was granted on March 21, 2006 and will vest on the date that Mr. Womack is elected to our Board of Directors. The term of the option is five years. Mr. Leo B. Womack has voting and investment control over the common stock owned by the Leo B. Womack Family Trust.
(10) Mr. Samuels received these shares from a third party in exchange for services rendered to that entity.
(11) This individual is an employee of First Montauk Securities Corp. The shares listed represent common stock that may be acquired by this individual through the exercise of a warrant. The warrant exercise price is $0.63. The warrants were issued on February 22, 2006 and have a term of five years. The warrant was originally issued to First Montauk Securities Corp. as compensation for services rendered to us in connection with the private offering of our securities that was completed on February 22, 2006.

PLAN OF DISTRIBUTION

We are registering a total of 10,130,500 shares of our common stock that are being offered by the selling shareholders. As used in this prospectus, “selling shareholders” includes the pledgees, donees, transferees or others who may later hold the selling shareholders’ interests in the common stock. We will pay the costs and fees of registering the common shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common shares. We will not receive the proceeds from the sale of the shares by the selling shareholders. However, some of the shares we are registering will be issued upon the exercise of warrants held by First Montauk Securities Corp. and certain of its employees. Although First Montauk Securities Corp. and its employees are not required to exercise the warrants, if they do so we will receive the proceeds from the exercise.

The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares.
SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information as of June 1, 2006 as to each person or group who is known to us to be the beneficial owner of more than 5% of our outstanding voting securities and as to the security and percentage ownership of each of our executive officers and directors and of all of our officers and directors as a group.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of June 1, 2006 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name And Address	Number Of Shares Beneficially Owned	Percentage Owned
Estate of A. Earl Swift, deceased	1,608,761 (1)	10.19%
Larry C. Shumate	1,752,600 (2)	11.34%
Matthew C. Flemming	1,370,064 (2)(3)	8.86%
Russell T. Clark	1,418,400 (2)	9.17%
Frank X. Marshik	395,997 (4)	2.56%
Steven B. Erikson	135,000 (5)	.*
Leo B. Womack	138,298 (6)	.*
Stillwater National Bank & Trust Company Southwest Bancorp, Inc.	6,093,000 (7)	31.59%

All directors and officers as a group	4,937,061	31.93%
*Less than 1%.
(1)
Includes 389,287 shares held by various family trusts of which Mr. Swift was a trustee, 176,191 shares underlying presently exercisable warrants and an option to purchase 150,000 shares of our common stock at a price of $0.65 per share. The option was granted on January 10, 2006 and was to have vested on the date that Mr. Swift was elected to our Board of Directors. Mr. Swift died on May 30, 2006. In recognition of his past services to us, our Board of Directors vested the option on June 2, 2006. The term of the option is five years. The address for the estate of A. Earl Swift is c/o Swift Energy Company, 16825 Northchase Drive, Suite 400, Houston, Texas.

(2)	The address is 12060 FM 3083, Conroe, Texas 77301.
(3)
Includes 7,143 shares underlying presently exercisable warrants. 196,571 shares have been pledged to Comerica Bank to secure payment for a loan collateralized by the shares. Mr. Flemming has defaulted on the loan and Comerica Bank has given him notice that it intents to foreclose on the collateral and sell the shares from time-to-time. 1,116,350 shares have been pledged to Stillwater National Bank and Trust to secure payment for a loan collateralized by the shares.

(4)
Includes 7,143 shares held by Mr. Marshik’s spouse, 572 shares held by Mr. Marshik as custodian for members of Mr. Marshik’s family under state Uniform Gift to Minors Acts, and 23,086 shares underlying presently exercisable warrants. Mr. Marshik’s address is 8515 Costa Verde Boulevard, #907, San Diego, California 92112.

(5)
Includes 85,000 shares held by Red Rock Interests, Ltd., of which Mr. Erikson is President and a shareholder, and an option to purchase 50,000 shares of our common stock at a price of $1.00 per share. The option was granted on March 21, 2006 and will vest on the date that Mr. Erickson is elected to our Board of Directors. The term of the option is five years. Mr. Erikson’s address is #5 Longbow Lane, Houston, Texas.

(6)
Includes 88,298 shares held by a trust of which Mr. Womack is a trustee and an option to purchase 50,000 shares of our common stock at a price of $1.00 per share. The option was granted on March 21, 2006 and will vest on the date that Mr. Womack is elected to our Board of Directors. The term of the option is five years. Mr. Womack’s address is 710 North Post Oak Road, Suite 400, Houston, Texas 77024.

(7)
Includes 3,725,000 shares underlying a convertible secured promissory note held by Stillwater National Bank and Trust Company. Of this amount, 2,500,000 shares have been reserved for the conversion of the loan principal and 1,225,000 shares have been reserved for the conversion of interest that accrues on the loan. Stillwater National Bank and Trust Company is a national bank organized under the laws of the United States, and Southwest Bancorp, Inc. is a corporation organized under Oklahoma law and the registered financial holding company for the Stillwater National Bank and Trust Company. Southwest Bancorp owns all of the outstanding voting securities of Stillwater National Bank. The address of both Stillwater National Bank and Southwest Bancorp is 608 South Main Street, Stillwater, Oklahoma.

DESCRIPTION OF OUR SECURITIES

Common Stock

We are authorized by our Articles of Incorporation to issue 50,000,000 shares of common stock, $0.001 par value. Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “SHMT”.

As of June 1, 2006 we had issued and outstanding 15,459,727 shares of common stock. Holders of our common stock are entitled to one vote per share on all matters subject to shareholder vote. If the Board of Directors were to declare a dividend out of funds legally available therefore, all of the outstanding shares of common stock would be entitled to receive such dividend ratably. We have never declared dividends and we do not intend to declare dividends in the foreseeable future. If our business was liquidated or dissolved, holders of shares of common stock would be entitled to share ratably in assets remaining after satisfaction of our liabilities.

Holders of common stock do not have cumulative voting rights.

Preferred Stock

Our Certificate of Incorporation permits us to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share. The preferred stock may be issued in any number of series, as determined by the Board of Directors, the Board may by resolution fix the designation and number of shares of any such series of preferred stock and may determine, alter or revoke the rights, preferences, privileges and restrictions pertaining to any wholly unissued series and the Board may increase or decrease the number of shares of any such series (but not below the number of shares of that series then outstanding.)

We have not issued any preferred stock to date.

Registration Rights

Stillwater National Bank

Stillwater is entitled to “piggy-back” registration rights on all registrations of any of our equity securities, subject to the our right, however, and the right of our underwriters, to reduce the number of shares proposed to be registered pro rata in view of market conditions.

We are required to bear the expenses of registration (exclusive of underwriting discounts and commissions) for all such piggy-back registrations.

These rights shall continue for the lesser of five years after the date of the restructuring agreement executed on October 19, 2005 or the date after which Stillwater may dispose of all of its shares under Rule 144 within a 90 day period.

First Montauk Securities Corp.

On February 22, 2006 we sold 3,333,333 shares of common stock to investors in a private offering. First Montauk Securities Corp. acted as our placement agent for a portion of this offering. Aside from cash compensation, we issued to First Montauk Securities Corp. warrants to purchase 250,000 shares of our common stock. The warrants carry registration rights. We are required to file a registration statement within 30 days of the date we filed our Annual Report on Form 10-KSB, but not later than April 30, 2006.

Investor Registration Rights Granted on February 22, 2006

On February 22, 2006 we sold 3,333,333 shares of common stock to investors in a private offering. In conjunction with this offering, we granted registration rights to these investors. These registration rights require us to file a registration statement within 30 days of the date we filed our Annual Report on Form 10-KSB, but not later than April 30, 2006. If we do not file the registration statement on a timely basis, we will be obligated to pay to each investor a fee equal to 1.0% of such investor’s purchase price for each 30 day period that this failure continues.

Change of Control Provisions

While there are no specific provisions in our Certificate of Incorporation or bylaws that would delay, defer or prevent a change of control, our Board of Directors has the right to issue 10,000,000 shares of preferred stock and is authorized to determine the rights, preferences, privileges and restrictions granted to or imposed upon any series of preferred stock. It is possible that our Board of Directors, in determining the rights, preferences and privileges to be granted when the preferred stock is issued, may include provisions that have the effect of delaying, deferring or preventing a change in control, discouraging bids for our common stock at a premium over the market price, or that adversely affect the market price of and the voting and other rights of the holders of our common stock.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, our Certificate of Incorporation includes a provision that eliminates the personal liability of each of our directors for monetary damages for breach of such director’s fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to us or our shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that we may, in our discretion,

•	indemnify our directors, officers, employees and agents and persons serving in such capacities in other business enterprises at our request, to the fullest extent permitted by Delaware law, and

•	advance expenses, as incurred, to our directors and officers in connection with defending a proceeding.

We may enter into indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and the bylaws as well as certain additional procedural protections.

The indemnification provisions in the bylaws and the indemnification agreements which we may enter into with our directors and officers may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act. However, insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us for expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether our indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue by the court.

WHERE YOU CAN FIND FURTHER INFORMATION ABOUT US

We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the shares being offered in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. The omitted information may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission at Judiciary Plaza, 100 F Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance where reference is made to the copy of the document filed as an exhibit to the registration statement, each such statement is qualified in all respects by such reference. For further information with respect to our company and the securities being offered in this offering, reference is hereby made to the registration statement, including the exhibits thereto and the financial statements, notes, and schedules filed as a part thereof.

EXPERTS

Malone & Bailey, PC audited our financial statements at December 31, 2005 and December 31, 2004, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statements in reliance on the report of Malone & Bailey, PC, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

Richardson & Patel LLP, located at 10900 Wilshire Boulevard, Suite 500, Los Angeles, California 90024, has given us an opinion relating to the due issuance of the common stock being registered.

TRANSFER AGENT

Our transfer agent and registrar is American Registrar and Transfer Company located at 342 East 900 South, Salt Lake City, Utah 84111.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Jody R. Samuels, a principal in the law firm of Richardson & Patel LLP, is the owner of 37,500 shares of our common stock. The common stock owned by Mr. Samuels is included in this registration statement.

INDEX TO CONSOLICATED FINANCIAL STATEMENTS

Consolidated Balance Sheet at March 31, 2006 (unaudited)	F-1

Consolidated Statements of Operations for the Three Months Ended
March 31, 2006 and 2005 (unaudited)	F-2

Consolidated Statements of Cash Flow for the Three Months Ended
March 31, 2006 and 2005 (unaudited)	F-3

Notes to Consolidated Financial Statements for the Three Months
Ended March 31, 2006	F-4

Report Of Independent Registered Public Accounting Firm	F-7

Consolidated Balance Sheet as of December 31, 2005	F-8

Consolidated Statements of Income for the Years Ended December 31,
2005 and 2004	F-9

Consolidated Statement of Changes in Stockholders’ (Deficit) for
the Years Ended December 31, 2005 and 2004	F-10

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2005 and 2004	F-11

Notes to Annual Consolidated Financial Statements	F-12

SHUMATE INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS

	March 31, 2006	December 31, 2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,126,702	$214,218
Accounts receivable, net of allowance for doubtful accounts of $60,000	666,746	959,916
Inventory	246,475	237,173
Prepaid expense and other current assets	88,376	87,920
Total current assets	2,128,299	1,499,227

Fixed assets, net of accumulated depreciation of $1,548,771 and $1,455,868	2,054,644	1,853,013
Patents, net of accumulated amortization of $7,260 and -0-	292,660	283,017
Deposits	30,340	30,340
Total assets	$4,505,943	$3,665,597

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$454,785	463,141
Accrued expenses	412,717	408,796
Current portion of note payable - other	49,235	48,504
Current portion of term note payable - Stillwater National Bank	519,007	235,891
Line of credit - Stillwater National Bank	641,849	837,615
Total current liabilities	2,077,593	1,993,947

Long term liabilities:
Note payable - other	38,910	51,496
Term note payable - Stillwater National Bank	3,114,046	5,397,162
Convertible note payable - Stillwater National Bank	2,500,000	2,500,000
Total long term liabilities	5,652,956	7,948,658
Total liabilities	7,730,549	9,942,605

Commitments and contingencies	-	-

Stockholders’ deficit:
Preferred stock, $.001 par value, 10,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $.001 par value, 50,000,000 shares authorized, 15,449,727 and 12,116,394 shares issued and outstanding	15,449	12,116
Additional paid-in-capital	14,051,619	12,278,742
Accumulated deficit	(17,291,674)	(18,567,866)
Total stockholders' deficit	(3,224,606)	(6,277,008)
Total liabilities and stockholders' deficit	$4,505,943	$3,665,597

SHUMATE INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)

	2006	2005
REVENUES	$1,574,977	$1,078,003
COST OF SALES
Cost of sales	1,264,025	1,127,222
Depreciation expense	82,486	59,458

Total cost of sales	1,346,511	1,186,680

GROSS PROFIT (LOSS)	228,466	(108,677)

OPERATING EXPENSES:
Selling, general and administrative	603,527	364,475
Depreciation expense	13,386	6,542
Bad debt expense	-	17,020
Research and development	99,208	53,728

Total operating expenses	716,121	441,765

LOSS FROM OPERATIONS	(487,655)	(550,442)

OTHER INCOME (EXPENSE)
Debt forgiveness income	2,000,000	-
Interest expense	(236,153)	(257,638)

NET INCOME (LOSS) FROM OPERATIONS	$1,276,192	$(808,080)

Basic net income (loss) per share	$0.09	$(0.33)
Diluted net income (loss) per share	0.08	N/A

Weighted average shares outstanding - Basic	13,523,801	2,433,247
Weighted average shares outstanding - Diluted	16,023,801	N/A

SHUMATE INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,276,192	$(808,080)
Adjustments to reconcile net income to net
cash used in operating activities:
Debt forgiveness income	(2,000,000)	-
Depreciation expense	95,872	66,000
Bad debt expense	-	17,020
Changes in:
Accounts receivable	293,170	165,847
Inventory	(9,302)	68,339
Other assets	(456)	25,684
Accounts payable	(8,356)	(303,089)
Accrued expenses	3,921	285,521
Net cash used in operating activities	(348,959)	(482,758

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase rebate of equipment	-	11,120
Purchase of equipment	(290,243)	-
Purchase of patents	(16,903)	-
Net cash provided by (used in) operating activities	(307,146)	11,120

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change from bank overdraft	-	(332,512)
Net change from bank credit line, net	(195,766)	(65,075)
Proceeds from bank term loan	-	1,100,000
Payments on note payable	(11,855)	(21,029)
Proceeds from sales of common stock	1,810,000	-
Costs of raising capital	(33,790)	-
Net cash provided by financing activities	1,568,589	681,384

NET INCREASE IN CASH AND CASH EQUIVALENTS	912,484	209,746

CASH AND CASH EQUIVALENTS, beginning of period	214,218	177,822

CASH AND CASH EQUIVALENTS, end of period	$1,126,702	$387,568

Supplemental disclosures:
Cash paid for income taxes	$-	$-
Cash paid for interest	171,539	-

SHUMATE INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Shumate Industries, Inc. (“Shumate”) have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”), and should be read in conjunction with the audited consolidated financial statements and notes thereto contained in Shumate’s Annual Report filed with the SEC on Form 10-KSB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the consolidated financial statements which would substantially duplicate the disclosure contained in the audited consolidated financial statements for 2005 as reported in the 10-KSB have been omitted.

NOTE 2 - SALE OF COMMON STOCK

On February 22, 2006, Shumate sold 3,333,333 shares of its common stock to several investors in a private offering for $0.60 per share. The placement agent received $160,000 in commissions and 250,000 warrants to purchase shares of common stock at an exercise price of $0.63 per share. The net proceeds of this offering to Shumate after the payment of commissions, fees, and other expenses totaling $33,790 of the offering were approximately $1,776,210.

Shumate evaluated the freestanding warrants to determine if they were within the scope of SFAS 133 and EITF 00-19. Part of this evaluation considered the ‘Liquidated Damages’ provision in the ‘Registration Rights Agreement’ that covers both the warrants and the common stock. Shumate concluded the freestanding warrants should not be classified as a liability and therefore are not subject to SFAS 133.

Subject to certain conditions, Shumate has granted the investors a right of first refusal, for a period of one year from the effective date of the registration statement required to be filed in connection with this transaction, to participate in any subsequent financing that Shumate conducts.

NOTE 3 - ISSUANCE OF STOCK OPTIONS AND WARRANTS

Effective January 1, 2006, Shumate began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment, as interpreted by SEC Staff Accounting Bulletin No. 107. Prior to January 1, 2006, Shumate had accounted for stock options according to the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and therefore no related compensation expense was recorded for awards granted with no intrinsic value. Shumate adopted the modified prospective transition method provided for under SFAS No. 123R, and, consequently, have not retroactively adjusted results from prior periods.

There were no options issued to employees in the quarter ending March 31, 2005.

In January 2006, options to purchase 150,000 shares of common stock at an exercise price of $0.65 per share were issued to a nominee for Shumate’s Board of Directors, and the options vest at the date on which the nominee is elected to the Board of Directors. The options have a fair value of $96,900. In March 2006, options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share were issued to each of two nominees for Shumate’s Board of Directors, and these options also vest at the date on which they are elected to the Board of Directors. These options have a fair value of $109,362. Compensation expense of $206,262 will be recorded in June 2006 if these options vest in accordance with the terms of the options.

In January 2006, Shumate granted options to purchase 100,000 shares of common stock at an exercise price of $0.75 per share to an executive vice president of Hemiwedge Valve Corp., Shumate’s wholly-owned subsidiary. The options vest over a three-year period, one-third per year, commencing on the first anniversary of the executive vice president’s employment. The options have a fair value of $64,571, which will be recorded in January 2007 if these options vest in accordance with the terms of the option.

In February 2006, warrants to purchase 250,000 shares of common stock at an exercise price of $0.63 per share were issued to First Montauk as an offering cost for Shumate’s financing activities. These warrants have a fair value of $286,234 and vest immediately.

The weighted average fair value of the stock options granted during the first quarter was $92.84. Variables used in the Black-Scholes option-pricing model include (1) 4.19-4.57 % risk-free interest rate, (2) expected option life is the actual remaining life of the options as of each year end, (3) expected volatility is 178.32-241.96%, and (4) zero expected dividends.

NOTE 4 - AMENDED AND RESTATED TERM LOAN; DEBT FORGIVENESS

On March 31, 2006, Stillwater National Bank agreed to forgive $2,000,000 of indebtedness under an amended and restated term promissory note the principal amount of $3,633,053.

The new amended and restated note required one interest payment on March 31, 2006, and thereafter requires Shumate to make 24 equal monthly payments calculated using an 84 month amortization period. A balloon payment of the remaining amount is due on April 19, 2008. The note bears interest at the prime rate plus two percent, and it is secured by a first lien in all assets.

NOTE 5 - SUBSEQUENT EVENTS

FACILITY LEASE

On April 1, 2006, Shumate Machine Works, a wholly owned subsidiary of Shumate, entered into a new lease agreement for the lease of its approximately 25,000 square foot manufacturing facility located in Conroe, Texas, and terminated the old lease agreement for this facility. The new lease agreement is a five-year lease, commencing April 1, 2006, with a base monthly rent of $18,600 per month, representing a reduction of $4,000 in monthly rent expense. The new lease expires March 31, 2011.

The new lease agreement grants to Shumate Machine an option to purchase the premises covered under the lease at the end of the lease term for an agreeable purchase price or current appraised price, against which amount Shumate Machine shall be entitled to a credit again the purchase price in an amount equal to five percent (5%) of all lease payments paid since the inception of the lease.

LETTER AGREEMENT WITH STILLWATER NATIONAL BANK

On April 13, 2006, Stillwater National Bank offered to accept $500,000 in full payment of a secured convertible promissory note for $2,500,000. Stillwater’s offer is subject to the following conditions: (i) the $500,000 payment must come from new equity funds and cannot be borrowed, (ii) the new equity funds must be raised upon terms to the investors no better than those recently approved by Stillwater for dilution of its equity interest, and (iii) the $500,000 must be received by September 1, 2006.

In the event that Shumate meets the conditions of the letter agreement and effectuates the transaction, Shumate will record debt forgiveness income of $2,000,000 in addition to the $2,000,000 forgiven by Stillwater in the quarter ended March 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Shumate Industries, Inc.
(formerly Excalibur Industries, Inc.)
Conroe, Texas

We have audited the accompanying consolidated balance sheet of Shumate Industries, Inc. (“Shumate”) as of December 31, 2005 and the related consolidated statements of income, changes in stockholders’ deficit and cash flows for the each of the two years then ended. These consolidated financial statements are the responsibility of Shumate’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shumate as of December 31, 2005 and the results of its operations and cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Shumate will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Shumate suffered recurring losses from operations and has a working capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MALONE & BAILEY, PC
www.malone-bailey.com
Houston, Texas

February 15, 2006

SHUMATE INDUSTRIES, INC.
(FORMERLY EXCALIBUR INDUSTRIES, INC.)
CONSOLIDATED BALANCE SHEET
December 31, 2005

ASSETS
Current assets:
Cash and cash equivalents	$214,218
Accounts receivable, net of allowance for doubtful accounts of $60,000	959,916
Inventory	237,173
Prepaid expense and other current assets	87,920
Total current assets	1,499,227

Fixed assets, net of accumulated depreciation of $1,455,868	1,853,013
Patents	283,017
Deposits	30,340
Total assets	$3,665,597

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$463,141
Accrued expenses	408,796
Current portion of note payable - other	48,504
Current portion of term note payable - Stillwater National Bank	235,891
Line of credit - Stillwater National Bank	837,615
Total current liabilities	1,993,947

Long term liabilities:
Note payable - other	51,496
Term note payable - Stillwater National Bank	5,397,162
Convertible note payable - Stillwater National Bank	2,500,000
Total long term liabilities	7,948,658
Total liabilities	9,942,605

Commitments and contingencies	-

Stockholders' deficit:
Preferred stock, $.001 par value, 10,000,000 shares authorized,
no shares issued or outstanding	-
Common stock, $.001 par value, 50,000,000 shares authorized,
12,116,394 shares issued and outstanding	12,116
Additional paid-in-capital	12,278,742
Accumulated deficit	(18,567,866)

Total stockholders' deficit	(6,277,008)

Total liabilities and stockholders' deficit	$3,665,597

See accompanying summary of accounting policies
and notes to consolidated financial statements.

SHUMATE INDUSTRIES, INC.
(FORMERLY EXCALIBUR INDUSTRIES, INC.)
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2005 and 2004

	2005	2004

REVENUES	$4,964,544	$3,416,712

COST OF SALES
Cost of sales	4,620,368	4,507,916
Depreciation expense	299,290	388,295

Total cost of sales	4,919,658	4,896,211

GROSS INCOME (LOSS)	44,886	(1,479,499)

OPERATING EXPENSES:
Selling, general and administrative	2,473,868	1,563,450
Depreciation expense	27,260	25,131
Bad debt expense	58,088	-
Research and development	503,263	-

Total operating expenses	3,062,479	1,588,581

LOSS FROM OPERATIONS	(3,017,593)	(3,068,080)

OTHER INCOME (EXPENSE)
Debt forgiveness income	4,427,157	-
Interest expense	(1,168,375)	(966,788)
Restructuring cost	(100,000)	-

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	141,189	(4,034,868)

DISCONTINUED OPERATIONS
Debt forgiveness income	1,837,295	5,218,883

NET INCOME	$1,978,484	$1,184,015

Basic net income per share	$0.33	$0.49
Diluted net income per share	0.31	0.49

Basic net income (loss) per share resulting from continuing operations	$0.02	$(1.66)
Diluted net income (loss) per share resulting from continuing operations	0.02	(1.66)

Basic net income per share resulting from discontinued operations	$0.31	$2.15
Diluted net income per share resulting from discontinued operations	0.30	2.15

Weighted average shares outstanding	5,956,531	2,432,817

See accompanying summary of accounting policies
and notes to consolidated financial statements.

SHUMATE INDUSTRIES, INC.
(FORMERLY EXCALIBUR INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
For the Years Ended December 31, 2005 and 2004

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Par	Capital	Deficit	Total

Balances at December 31, 2003	2,419,200	$2,419	$8,551,745	$(21,730,365)	$(13,176,201)

Common stock issued for accounts payable	14,285	14	3,107	-	3,121

Net income	-	-	-	1,184,015	1,184,015

Balances at December 31, 2004	2,433,485	2,433	8,554,852	(20,546,350)	(11,989,065)

Common stock issued for services	4,956,932	4,957	470,042	-	474,999
Common stock issued for debt	4,059,310	4,059	2,754,515	-	2,758,574
Common stock issued for cash	666,667	667	499,333	-	500,000

Net income	-	-	-	1,978,484	1,978,484

Balances at December 31, 2005	12,116,394	$12,116	$12,278,742	$(18,567,866)	$(6,277,008)

SHUMATE INDUSTRIES, INC.
(FORMERLY EXCALIBUR INDUSTRIES, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,978,484	$1,184,015
Adjustments to reconcile net income to net
cash used in operating activities:
Debt forgiveness income-continuing operations	(4,427,157)	-
Debt forgiveness income-discontinued operations	(1,837,295)	(5,218,883)
Depreciation expense	326,550	413,426
Bad debt expense	58,088	-
Common stock issued for services	474,999	-
Changes in:
Accounts receivable	(350,938)	(160,800)
Inventory	(103,569)	(85,395)
Other assets	(54,936)	(27,058)
Accounts payable	(813,341)	(67,655)
Accrued expenses	(199,729)	955,034
Pre-petition liabilities of bankrupt subsidiary	1,837,295	-
Net cash used in operating activities	(3,111,549)	(3,007,316)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(393,680)	(288,407)
Purchase of patents	(183,017)	-
Net cash used in operating activities	(576,697)	(288,407)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change from bank overdraft	-	(96,872)
Proceeds from notes payable	3,276,905	3,685,071
Payments on note payable	(52,263)	(124,930)
Proceeds from sales of common stock	500,000	-
Net cash provided by financing activities	3,724,642	3,463,269

NET INCREASE IN CASH AND CASH
EQUIVALENTS	36,396	167,546
CASH AND CASH EQUIVALENTS, beginning of period	177,822	10,276
CASH AND CASH EQUIVALENTS, end of period	$214,218	$177,822

Supplemental disclosures:
Cash paid for income taxes	$-	$-
Cash paid for interest	139,769	10,628
Non-cash transactions:
Stock issued for accounts payable and debt	$2,758,574	$3,121
Prior year deposit applied to equipment purchase	-	55,000
Balance due to vendor for equipment purchase	-	171,120
Purchase of patents with note payable	100,000	-

See accompanying summary of accounting policies
and notes to consolidated financial statements

SHUMATE INDUSTRIES, INC.
(FORMERLY EXCALIBUR INDUSTRIES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Description of Business. Excalibur Industries, Inc. (“Excalibur”) is a Texas based energy field services company. During 2005, Excalibur changed its name to Shumate Industries, Inc. (“Shumate”). See Note 3 for details. Shumate operates through two wholly-owned subsidiaries, Shumate Machine Works, Inc. (“Shumate Machine”), a contract machining and manufacturing company, and Hemiwedge Valve Corporation (“Hemiwedge”), a development stage company formed to launch a proprietary valve product line.

Basis of Presentation. The consolidated financial statements include the accounts of Shumate and its wholly-owned subsidiaries, Shumate Machine and Hemiwedge. Significant inter-company accounts and transactions have been eliminated.

Reclassifications. Certain amounts in the consolidated financial statements of the prior year have been reclassified to conform to the presentation of the current year for comparative purposes.

Use of Estimates in Financial Statement Preparation. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. Revenue is derived primarily from machining of oil field drilling parts, components and tools for Shumate’s customers. All revenue is recognized when persuasive evidence of an arrangement exists, the service or sale is complete, the price is fixed or determinable and collectibility is reasonably assured. This typically occurs when the order is shipped. Shipping terms are FOB shipping and title passes to the customer at the time the product is shipped. Customers have the right to inspection and acceptance for generally up to five days after taking delivery. Returns are not accepted due to the custom specifications of each product, but rework on items is necessary if the product was not within the original order specifications. Customer requests for rework and customer rejection of shipments has been historically low.

Cash and Cash Equivalents. For purposes of the statements of cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less.

Allowance for Doubtful Accounts. Bad debt expense is recognized based on management’s estimate of likely losses per year, based on past experience and an estimate of current year uncollectible amounts. The allowance was $60,000 as of December 31, 2005.

Inventory. Inventory is stated at the lower of cost (first-in, first-out for raw materials and specific job cost for work-in-process and finished goods) or market. Slow-moving inventories are periodically reviewed for impairment in value. Work-in-process and finished goods include labor, materials and production overhead.

Property and Equipment. Property and equipment is valued at cost. Additions are capitalized and maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions of equipment are reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are three to twelve years.

Patents. Patents are initially measured based on their fair values. Patents are being amortized on a straight-line basis over a period of 8 to 10 years and are stated net of accumulated amortization of $283,017 and $0 at December 31, 2005, and 2004, respectively. Because the patents were acquired in late 2005, no amortization expense was charged to operations during 2005.

Impairment of Long-Lived Assets. Shumate reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. Shumate assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Income Taxes. Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for consolidated financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

Stock-Based Compensation. Shumate accounts for stock-based compensation under the intrinsic value method. Under this method, Shumate recognizes no compensation expense for stock options granted when the number of underlying shares is known and exercise price of the option is greater than or equal to the fair market value of the stock on the date of grant. In the years ended December 31, 2005 and 2004, no options were granted.

The following table illustrates the effect on net income and net income per share if Shumate had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2005	2004

Net income as reported	$1,978,484	$1,184,015

Add: Stock based compensation determined under intrinsic value based method	--	--

Less: Stock based compensation determined under fair value-based method	--	(7,959)

Pro-forma income	$1,978,484	$1,176,056

Basic net income per common share:
As reported	$0.33	$0.49
Pro-forma	$0.33	$0.48

Diluted net income per common share:
As reported	$0.31	N/A
Pro-forma	$0.31	N/A

Basic and Diluted Net Income per Share. The basic net income per common share is computed by dividing the net income by the weighted average number of common shares outstanding. Diluted net income per common share is computed by dividing the net income adjusted on an “as if converted” basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the year ended Decembere 31, 2004, there was no diluted income per share due to the absence of common stock equivalents. Diluted earnings per common share for the year 2005 was determined on the assumption that the convertible note payable was converted upon issuance on October 19, 2005. The 2005 information is as follows:

Net income	$1,978,484

Add: Adjustment for interest on the convertible note payable	47,500

Net income, includes assumed conversions	$2,025,984

Weighted average number of shares outstanding	5,956,531

Add: Shares assumed to be issued under the convertible note payable	500,000

Weighted average number of shares adjusted for dilutive shares	6,456,531

Stock Split. All references to common stock and per share data have been retroactively restated to account for the 1 for 7 reverse stock split. See Note 3 for details.

Research and Development. All costs for research and development activities are expensed as incurred.

Recently Issued Accounting Pronouncements. In December 2004, the FASB issued SFAS No.123R, “Accounting for Stock-Based Compensation.” SFAS No.123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No.123R requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS No.123R, only certain pro forma disclosures of fair value were required. SFAS No.123R shall be effective for small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005.

Shumate does not expect the adoption of any other recently issued accounting pronouncements to have a significant impact on their consolidated financial position, results of operations, or cash flow.

NOTE 2 - GOING CONCERN

As shown in the accompanying consolidated financial statements, Shumate incurred recurring losses from operations of $3,017,593 and $3,068,080 in 2005 and 2004, respectively, has an accumulated deficit of $18,567,866, and a working capital deficit of $494,720 as of December 31, 2005. These conditions raise substantial doubt as to Shumate’s ability to continue as a going concern. To address these concerns, since the year end of fiscal 2005, Shumate has raised $2,000,000 through a private offering. See Note 16 for details. In addition, management is trying to continue to increase Shumate’s revenues and improve its results of operations to a level of profitability. Management may also seek to raise additional capital in the future if Shumate’s results of operations do not continue to improve or if the need otherwise arises. The financial statements do not include any adjustments that might be necessary if Shumate is unable to continue as a going concern.

NOTE 3 - REORGANIZATION

On October 19, 2005, Shumate completed a restructuring with Stillwater National Bank (“Stillwater”). The restructuring resulted in a significant reduction in outstanding debt and provided Shumate with a strengthened balance sheet and reduced debt-servicing requirements. The restructuring was effected through an out-of-court restructuring, or “recapitalization plan,” which consisted of the following:

•	an agreement to amend and restate a series of notes issued to Stillwater into one term note;
•	the extension of Shumate’s current line of credit with Stillwater;
•	the issuance of a convertible note to Stillwater;
•	the issuance by Stillwater of a note to Shumate’s Chief Financial Officer to advance funds to purchase shares of Shumate’s common stock for $250,000;
•	the conversion of a portion of Shumate’s debt to Stillwater into 20% of Shumate’s then-outstanding common stock after giving effect to the restructuring;
•	Shumate’s acquisition of the capital stock of Shumate Machine;
•	a release from Stillwater for any indebtedness not covered above;
•	the exchange of Shumate’s outstanding unsecured notes, including principal and accrued interest, for shares of Shumate’s common stock; and
•	the grant of restricted stock awards to Shumate’s executive officers, in return for their personal guarantees on new bank debt, and to Shumate’s non-employee directors.

In addition, in connection with the recapitalization, Shumate changed its name from “Excalibur Industries, Inc.” to “Shumate Industries, Inc.” and effectuated a 1-for-7 reverse stock split of its then outstanding shares of common stock. The recapitalization plan, the name change, the reverse stock split, the adoption of Shumate’s 2005 Stock Incentive Plan, and the re-election of its directors were all approved at a special meeting of its stockholders on October 19, 2005.

The recapitalization plan consisted of the following transactions (the “restructuring transactions”):

Amended and Restated Term Note. Stillwater amended and restated a series of notes in the current aggregate principal amounts of approximately $9,413,000 into an amended and restated note in the principal amount of approximately $5,600,000. The amended and restated note requires interest only payments for the six months following closing, and thereafter, requires Shumate to make 24 equal monthly payments in an amount sufficient to fully amortize principal and interest on the amended and restated note over 120 months. The amended and restated note is due and payable 30 months after closing, at which time, Shumate will be required to make a balloon payment of the entire outstanding principal balance and all accrued interest. The note bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of Shumate’s existing and future assets. The proceeds of this note were applied as follows: $303,000 to purchase machines from Shumate’s President and Chief Executive Officer, and from a former director; $100,000 to purchase the capital stock of Shumate Machine; and the remainder was applied to Shumate’s existing indebtedness to Stillwater.

Revised Line of Credit. Stillwater has extended Shumate’s current revolving line of credit in an amount of up to $1,000,000 for one year. The initial balance on the line of credit is the balance of Shumate’s existing line of credit with Stillwater, less the excess transferred to the amended and restated note. The advances available under the line of credit are limited to a borrowing base of the sum of (a) 80% of eligible accounts receivable, and (b) 50% of eligible inventory. The line of credit bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of Shumate’s existing and future assets.

Convertible Note. Shumate issued a convertible note in the principal amount of $2,500,000 to Stillwater. The principal and accrued interest on the convertible note is convertible, at Stillwater’s option, into shares of Shumate’s common stock at a conversion rate of $1.00 per share (on a post reverse stock split basis). The convertible note matures on the earlier of 60 months from the date of issuance or the date on which it is fully converted into Shumate’s common stock. Interest on the convertible note accrues from the date of closing until the earlier of conversion or 24 months, at which time the accrued interest will be capitalized into principal. Beginning at the end of the ninth quarter, Shumate is obligated to make quarterly interest payments on the convertible note. The convertible note bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of Shumate’s assets. Shumate has agreed to include the shares of common stock underlying the convertible note on any eligible registration statement that it may file with the Securities and Exchange Commission under the Securities Act of 1933 in the next five years. Shumate analyzed this instrument for derivative accounting consideration under SFAS 133 and EITF 00-19. Shumate determined the convertible notes were conventional and met the criteria for classification in stockholders equity under SFAS 133 and EITF 00-19. Therefore, derivative accounting is not applicable for this convertible note payable. Shumate also analyzed this instrument for Beneficial Conversion Feature under EITF 98-5 and EITF 00-27. Because the conversion prices exceed the market trading price of Shumate’s common stock when the loans were issued, a Beneficial Conversion Feature was not created.

Conversion of Prior Bank Debt. Stillwater has exchanged $2,368,000 of Shumate’s outstanding indebtedness to Stillwater for 2,368,000 newly issued of shares of Shumate’s common stock (on a post reverse-split basis), representing not less than 20% of the outstanding shares of Shumate’s common stock after giving effect to the restructuring. Shumate has agreed to include these shares of common stock on any eligible registration statement that it may file with the Securities and Exchange Commission under the Securities Act of 1933 in the next five years.

Releases. Stillwater has released Shumate and its Chief Financial Officer from their respective obligations of the prior debt to Stillwater, except to the extent that such prior debt is amended and restated, issued, or guaranteed as set forth above.

Unsecured Note Exchange Offer. Shumate’s unsecured note holders have exchanged all of their outstanding unsecured notes, with interest rates ranging from 6% to 12% and all currently due and owing, aggregated $1,719,787, for approximately 1,691,310 newly issued shares of Shumate’s common stock (on a post reverse-split basis), representing approximately 14.61% of the outstanding shares of Shumate’s common stock after giving effect to the restructuring.

Restricted Stock Awards. Shumate’s board of directors have granted restricted stock awards of approximately 3,950,000 shares of newly issued common stock (on a post reverse-split basis) to its executive officers and non-employee directors, representing approximately 34.12% of the outstanding shares of Shumate’s common stock after giving effect to the restructuring. These shares vested on the closing of the restructuring, as did restricted stock awards of 335,500 shares previously issued to non-management employees and consultants.

As part of the restructuring, Stillwater loaned $350,000 to Shumate’s Chief Financial Officer to purchase an aggregate of 250,000 newly issued shares (post reverse stock split) of Shumate’s common stock, representing approximately 2.16% of its outstanding common stock after giving effect to the restructuring, for a total purchase price of $250,000. The balance was applied to the existing personal indebtedness of the Chief Financial Officer to Stillwater of approximately $10,000,000 under a personal guarantee of Shumate’s indebtedness to Stillwater. Stillwater has released the Chief Financial Officer from the remainder of his personal guarantee.
NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2005:

Description	Life	Amount

Shop equipment	5 - 12 years	$3,206,467
Other equipment and furniture	3 years	79,773
Leashold improvements	5 years	22,641
		3,308,881
Less: Accumulated depreciation		(1,455,868)
Property and equipment, net		$1,853,013

Depreciation expense in continuing operations totaled $326,550 and $413,426 in 2005 and 2004, respectively.

NOTE 5 - INTELLECTUAL PROPERTY

On December 5, 2005, Shumate acquired for $238,500 the intellectual property rights to the Hemiwedge® line of products, including the Hemiwedge® valve, from Soderberg Research and Development, Inc. and certain of its affiliates. Shumate contributed these intellectual property rights to Hemiwedge as a capital contribution. The intellectual property rights acquired consist of all patents, trademarks, and the internet website relating to the Hemiwedge® product line. The aggregate consideration paid for the intellectual property rights consisted of $138,500 in cash and a two-year six percent promissory note in the principal amount of $100,000, payable in 24 equal installments of principal and interest. In addition, Shumate agreed to deposit (a) $72,000 into an escrow account to be paid in the form of a monthly advance in the amount of $3,000 for each month of the 24 month period beginning in January 2006 and (b) three percent of the net sales proceeds collected from customers from (i) gross revenue from sales of products to which the acquired intellectual property relates, less (ii) sales and/or use taxes, import and/or export duties, outbound transportation costs, and amounts allowed or credited due to returns, which payments shall begin two years after December 2005 and continue until March 29, 2013. The $72,000 in monthly advances shall be credited against the three percent of the net sales proceeds.

At December 31, 2005, Shumate also has patent costs of $44,517 unrelated to the intellectual property rights described above.

NOTE 6 - NOTES PAYABLE - STILLWATER NATIONAL BANK

$1,000,000 line of credit with Stillwater National Bank secured by a first priority security interest in all of Shumate’s existing and future assets. The line of credit bears interest at a rate equal to the prime rate plus two percent. The advances available under the line of credit are limited to a borrowing base of the sum of (a) 80% of eligible accounts receivable, and (b) 50% of eligible inventory. This line of credit is secured by a first priority security interest in all of Shumate’s existing and future assets.	$837,615

$5,633,053 term note dated October 19, 2005 with Stillwater National Bank. The note requires interest only payments for the six months, and thereafter requires Shumate to make 24 equal monthly payments in an amount sufficient to fully amortize principal and interest on the note over 120 months. The note is due and payable in 30 months, at which time, Shumate will be required to make a balloon payment of the entire outstanding principal balance and all accrued interest. The note bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of Shumate’s existing and future assets.
5,633,053

$2,500,000 convertible note dated October 19, 2005 with Stillwater National Bank. The principal and accrued interest on the convertible note is convertible, at Stillwater’s option, into shares of Shumate’s common stock at a conversion rate of $1.00 per share (on a post reverse stock split basis). The convertible note matures on the earlier of 60 months from the date of issuance or the date on which it is fully converted into Shumate’s common stock. Interest on the convertible note accrues from October 19, 2005 until the earlier of conversion or 24 months, at which time the accrued interest will be capitalized into principal. Beginning at the end of the ninth quarter, Shumate is obligated to make quarterly interest payments on the convertible note. The convertible note bears interest at a rate equal to the prime rate plus two percent, and it is secured by a first priority security interest in all of Shumate’s assets. Shumate has agreed to include the shares of common stock underlying the convertible note on any eligible registration statement that it may file with the Securities and Exchange Commission under the Securities Act of 1933 in the next five years.
2,500,000

Total	$8,970,668

NOTE 7 - ACCRUED EXPENSES

Accrued expenses as of December 31, 2005 included the following:

Accrued interest on notes payable	$45,252
Payroll taxes and estimated penalties	244,616
Unpaid salaries	15,770
Rebates	42,013
Insurance	61,145

Total accrued liabilities	$408,796

NOTE 8 - NOTES PAYABLE

On December 5, 2005, Hemiwedge executed a promissory note to Soderberg Research and Development, Inc. and certain of its affiliates in the amount of $100,000 in connection with the purchase of intellectual property (See Note 5). The note bears interest at the rate of six percent and is payable in twenty-four equal installments of principal and interest beginning January 1, 2006 and ending December 1, 2007.

Four unsecured notes payable to third parties totaling $315,000 and related accrued interest in the amount of $60,625 were converted to 370,392 shares of common stock on October 19, 2005. Shumate recognized a total of $202,207 debt forgiveness income in these transactions.

NOTE 9 - RELATED PARTY NOTES PAYABLE

Six unsecured notes payable to officers and directors totaling $1,095,799 and related accrued interest in the amount of $225,120 were converted to 1,320,918 shares of common stock on October 19, 2005.

NOTE 10 - INCOME TAXES

Shumate uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. Shumate has incurred significant net losses in past years and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $7,000,000 at December 31, 2005, and will expire in the years 2021 through 2025.

Internal Revenue Section 382 restricts the ability to use these carryforwards whenever an ownership change as defined occurs. Shumate incurred such an ownership change on October 19, 2005. As the result of the ownership change, Shumate’s use of net operating losses through the date of change is restricted. Losses subsequent to the date of change are not restricted.

NOTE 11 - COMMON STOCK

On April 29, 2005, Shumate adopted its 2005 Stock Incentive Plan (the “Plan”). Shumate is permitted to issue up to 33,000,000 shares of common stock under the Plan in the form of stock options, restricted stock awards, and stock awards to employees, non-employee directors, and outside consultants.

On May 11, 2005, Shumate granted restricted stock awards for 4,285,500 post-split shares of common stock under the Plan, including restricted stock awards of 3,950,000 post-split shares to its officers and directors. These shares were recorded at their par value at $30,000 based on the appraisal performed by an independent third party consultant. Under the terms of the restricted stock awards, the shares would not vest until Shumate closed a plan of reorganization between Shumate, its subsidiaries, certain affiliated parties, and Stillwater, with respect to the restructuring of various notes issued to Stillwater. This restructuring was completed on October 19, 2005.

In October 2005, Shumate issued 370,392 shares of common stock to several third parties for release of $315,000 in unsecured notes payable and related accrued interest of $60,625.

In October 2005, Shumate issued 1,320,918 shares of common stock to several related parties for release of $1,095,799 in unsecured notes payable and related accrued interest of $225,120.

In October 2005, Shumate issued 2,368,000 shares of common stock to Stillwater in exchange for release of $2,368,000 of outstanding indebtedness to Stillwater.

In October 2005, in conjunction with the debt restructuring, Shumate issued 250,000 shares of common stock to its Chief Financial Officer for cash totaling $250,000.

In December 2005, Shumate issued 416,667 shares of common stock for cash totaling $250,000.

During the fourth quarter of 2005, Shumate issued 671,432 shares of common stock to consultants for their services. These shares were recorded at their value of $444,999.

NOTE 12 - DISCONTINUED OPERATIONS / DEBT FORGIVENESS INCOME

In September 2003, three of Shumate’s wholly owned subsidiaries, Excalibur Steel, Inc., Excalibur Aerospace, Inc., which did business as AeroWeld, Inc., and Excalibur Services, Inc. (the “Tulsa-based Operations”) ceased operations. On December 31, 2003, Excalibur Steel, Excalibur Services, and Excalibur Aerospace each filed a voluntary petition for protection under Chapter 7 of the U.S. Bankruptcy Code in the United States Bankruptcy Court, Southern District of Texas. On July 26, 2004, the court discharged Excalibur Steel and Excalibur Aerospace of all of its debts and liabilities, and on August 3, 2004, the court discharged Excalibur Services of all of its debts and liabilities. In 2003, Shumate reclassified $5,218,883 as net liabilities of discontinued operations, and these liabilities were discharged in the three bankruptcy proceedings in 2004. As a result, Shumate recorded $5,218,883 in debt forgiveness income in 2004.

On March 9, 2005, Excalibur Holdings, Inc. (“Excalibur Holdings”), a wholly-owned subsidiary of Shumate and the parent corporation of Shumate Machine, filed a voluntary petition for protection under Chapter 7 of the U.S. Bankruptcy Code in the United States Bankruptcy Court, Southern District of Texas. As a result of this bankruptcy filing, 100% of the capital stock of Shumate Machine became the sole asset of the bankruptcy estate. The capital stock of Shumate Machine was pledged to secure the obligations of Excalibur Holdings to its senior lender, Stillwater. On October 19, 2005, Stillwater transferred the capital stock of Shumate Machine to Shumate as part of the reorganization of Shumate. See Note 3 for details. In November 2005, the court discharged Excalibur Holdings of all of its debts and liabilities. As shown in the accompanying consolidated financial statements, Shumate recorded $1,837,295 in 2005 for debt forgiveness income resulting from the discharge of the debts and liabilities of Excalibur Holdings in the bankruptcy proceedings.

As a result of the reorganization of Shumate discussed in Note 3, Shumate recognized $4,222,743 in debt forgiveness income from Stillwater transactions and $204,414 in debt forgiveness income related to third party notes payable in 2005.

NOTE 13 - STOCK OPTIONS AND WARRANTS

Shumate currently has 5 stock option plans: (a) the 2001 Stock Option Plan reserved 285,714 shares, and 300,571 options have been granted through December 31, 2005 (“date”) of which 294,929 options have expired unexercised, (b) the 2003 Stock Grant Plan reserved 428,571 shares, of which 232,063 shares have been issued to date, (c) the 2003 Employee Stock Incentive Plan reserved 1,071,429 shares, of which none have been issued to date, (d) the 2003 Non-Employee Directors and Consultants Retainer Stock Plan reserved 357,143 shares, of which none have been issued to date, and (e) the 2005 Stock Incentive Plan reserved 33,000,000 shares of which 4,685,500 have been issued to date.

During 2005 and 2004, no options or warrants were granted.

Summary information regarding options and warrants is as follows:

	Weighted	Weighted
	average	average
	ptions	Share Price	Warrants	Share Price

Outstanding at December 31, 2003	55,571	$8.82	201,712	$7.94

Year ended December 31, 2004:
Forfeited	(1,357)	4.20	-	-

Outstanding at December 31, 2004	54,214	8.89	201,712	7.94

Year ended December 31, 2005:
Forfeited	(357)	4.20	-	-

Outstanding at December 31, 2005	53,857	$8.95	201,712	$7.94

Options outstanding and exercisable as of December 31, 2005:

- - Outstanding - -	Exercisable
Number	Remaining	Number
Exercise Price	of Shares	life	of Shares
$ 4.20	5,286	2 years	3,524
7.00	14,286	1 year	14,286
10.50	34,285	1 year	34,285
53,857	52,095

Warrants outstanding and exercisable as of December 31, 2005:

- - Outstanding - -	Exercisable
Number	Remaining	Number
Exercise Price	of Shares	life	of Shares
$6.30 - $ 7.00	130,848	1 year	130,848
$8.40 - $10.50	70,864	1 year	70,864
201,712	201,712

NOTE 14 - MAJOR CUSTOMERS

Two customers accounted for 71% of total revenues in 2005 and 51% of total revenues in 2004.

NOTE 15 - COMMITMENTS

Shumate’s executive offices are in Conroe, Texas. The lease expires June 30, 2009 and is payable at $22,600 per month. Future minimum lease payments under the lease as of December 31, 2005 are $271,200 in 2006, $271,200 in 2007, $271,200 in 2008 and $135,600 in 2009.

In December 2005, Shumate Machine entered into an operating lease with a third party landlord. This lease expires November 30, 2008 and is payable at $14,149 per month. The lease grants to Shumate Machine an option to purchase the premises for a purchase price of $1,825,000, against which Shumate Machine shall be entitled to a credit against the purchase price in an amount equal to the amount necessary to amortize the purchase price at seven percent over a period of 240 months. The landlord also granted to Shumate Machine a right of first refusal with respect to the premises. In addition, Shumate Machine entered into a sublease agreement to sublease of a portion of the premises. The sublease is a three-month sublease, with automatic extensions for the following 33 months, at a rate of approximately $4,000 per month. Future net minimum lease payments under the lease as of December 31, 2005 are $169,788 in 2006, $169,788 in 2007 and $155,639 in 2008. Future net minimum lease receivables under the sublease as of December 31, 2005 are $48,000 in 2006, $48,000 in 2007 and $44,000 in 2008.

Rent expense was $271,680 and $300,244 in 2005 and 2004, respectively.

NOTE 16 - SUBSEQUENT EVENTS

On February 22, 2006, Shumate sold 3,333,333 shares of its common stock to several investors in a private offering. 2,500,000 shares of common stock were placed by a placement agent and Shumate placed the remaining 833,333 shares of common stock. The purchase price per share of common stock was $0.60. The placement agent received $165,000 in commissions and 250,000 warrants to purchase shares of common stock at an exercise price of $0.63 per share. Shumate also paid legal fees of $10,000 to the placement agent’s attorney. The net proceeds of this offering to Shumate after the payment of commissions, fees, and other expenses of the offering were approximately $1,810,000.

Shumate is obligated to file a registration statement registering the resale of shares of Shumate’s common stock. Shumate is required to file the registration statement within 30 days of filing its Form 10-KSB for the year ended December 31, 2005, but no later than April 30, 2006. If the registration statement is not timely filed or if the registration is suspended other than as permitted in the registration rights agreement, Shumate will be obligated to pay each investor a fee equal to 1.0% of such investor’s purchase price of the common stock for each 30 day period (pro rated for partial periods), that such registration conditions are not satisfied.

Subject to certain conditions, Shumate has granted the investors a right of first refusal, for a period of one (1) year from the effective date of the registration statement required to be filed in connection with this transaction, to participate in any subsequent financing that Shumate conducts.

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this prospectus, and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by Shumate Industries, Inc. or the selling stockholdersshareholders. This prospectus does not constitute an offer of any securities other than the registered securities to which it relates or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Shumate Industries, Inc. or its subsidiaries since the date hereof.

TABLE OF CONTENTS

10,130,500 Shares SHUMATE INDUSTRIES INC. Common Stock PROSPECTUS

Prospectus Summary	1
Risk Factors	4
Cautionary Statement Regarding Forward	12
Looking Statements
Market for Common Equity	13
Managements Discussion and Analysis of	14
Financial Condition and Results of
Operation
Business	23
Management	34
Certain Relationships and Related Party	37
Transactions
Selling Shareholders	39
Security Ownership of Certain Beneficial	41
Owners and Management
Description of our Securities	42
Disclosure of Commission Position on	44
Indemnification for Securities Act
Liabilities
Where You Can Find Further Information	45
Experts	45
Legal Matters	45
Transfer Agent	45
Interests of Named	45
Experts and Counsel

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification Of Directors And Officers

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s Certificate of Incorporation includes a provision that eliminates the personal liability of each of its directors for monetary damages for breach of such director’s fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholdersshareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Registrant’s bylaws provide that it may, in its discretion,

•	indemnify its directors, officers, employees and agents and persons serving in such capacities in other business enterprises at their request, to the fullest extent permitted by Delaware law, and

•	advance expenses, as incurred, to its directors and officers in connection with defending a proceeding.

The Registrant may enter into indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and the bylaws as well as certain additional procedural protections.

Item 25. Other Expenses of Issuance and Distribution.

The estimated expenses of the offering, all of which are to be borne by the Registrant, are as follows:

SEC Filing Fee	$ 1,056.86
Printing Expenses*	$ 5,000.00
Accounting Fees and Expenses*	$
Legal Fees and Expenses	$25,000.00
Blue Sky Fees and Expenses*
Registrar and Transfer Agent Fee*	$
Miscellaneous*

Total*	$

* Estimated

Item 26.  Recent Sales of Unregistered Securities

On October 19, 2005 the Registrant effected a 1-for-7 reverse split of our common stock. Unless otherwise indicated, all of the discussions below relating to the issuance of the Registrant’s common stock, including common stock to be issued upon the exercise of outstanding warrants and options, refer to post-split shares.

On March 26, 2003, the Registrant issued 8,664 shares of its common stock to Buchanan Ventures in connection with its acquisition of Shumate Machine Works, Inc. The Registrant relied on section 4(2) of the Securities Act of 1933 to issue the securities inasmuch as the common stock was issued without any form of general solicitation or general advertising and the offeree was an accredited investor.

On March 26, 2003, the Registrant issued 35,715 shares of our common stock to Larry C. Shumate and Russell T. Clark in connection with its acquisition of Shumate Machine Works, Inc. The Registrant relied on section 4(2) of the Securities Act of 1933 to issue the securities inasmuch as the common stock was issued without any form of general solicitation or general advertising and the offerees occupied an insider status relative to the Registrant that afforded them effective access to the information registration would otherwise provide.

In May 2003, the Registrant issued 715 shares upon exercise of an outstanding warrant that had been issued in November 2001 in exchange for services. The warrantholder was David Amon, CPA. The price per share was $6.30. The Registrant relied on section 4(2) of the Securities Act of 1933 to issue the securities inasmuch as the common stock was issued without any form of general solicitation or general advertising and the offeree was an accredited investor.

On June 30, 2003, we issued 42,858 shares of our common stock to Aware Capital Consultants for services rendered, including introducing the Registrant to sources of funding. The Registrant relied on section 4(2) of the Securities Act of 1933 to issue the securities inasmuch as the common stock was issued without any form of general solicitation or general advertising and the offeree was an accredited investor.

On October 19, 2005, the Registrant completed a restructuring of its debt to Stillwater National Bank. In connection with the restructuring, the Registrant issued the following securities:

Convertible Note. The Registrant issued to Stillwater National Bank a convertible note in the principal amount of $2,500,000. The principal and accrued interest on the convertible note is convertible at Stillwater’s option into shares of the Registrant’s common stock at a conversion rate of $1.00 per share. The convertible note matures on the earlier of 60 months from the date of issuance or the date on which it is fully converted into the Registrant’s common stock. Interest on the convertible note accrues from the date of closing until the earlier of conversion or 24 months, at which time the accrued interest will be capitalized into principal. The Registrant relied on section 4(2) of the Securities Act of 1933 to issue the convertible note, inasmuch as the convertible note was issued without any form of general solicitation or general advertising and the offeree was an accredited investor and occupied an insider status relative to the Registrant that afforded it effective access to the information that registration would otherwise provide.

Shares issued to the Registrant’s Chief Financial Officer. In conjunction with the restructuring of the Registrant’s debt, the Registrant’s Chief Financial Officer, Matthew C. Flemming, purchased 250,000 shares of the Registrant’s common stock for a total purchase price of $250,000. The Registrant relied on section 4(2) of the Securities Act of 1933 to issue the common stock inasmuch as the common stock was issued without any form of general solicitation or general advertising and the offeree occupies an insider status relative to the Registrant that afforded him effective access to the information that registration would otherwise provide.

Conversion of Prior Bank Debt. Stillwater National Bank exchanged $2,368,000 of the outstanding indebtedness owed by the Registrant for 2,368,000 of shares of the Registrant’s common stock. The Registrant relied on section 4(2) of the Securities Act of 1933 to issue the common stock inasmuch as the common stock was issued without any form of general solicitation or general advertising and the offeree is an accredited investor.

Unsecured Note Exchange Offer. A group of nine holders of unsecured promissory notes issued by the Registrant exchanged notes, which were all due and owing, for 1,691,310 shares of the Registrant’s common stock. The Registrant relied on section 3(a)(9) of the Securities Act to issue the common stock, inasmuch as the holders of the unsecured promissory notes were existing security holders of the Registrant and no commission or other remuneration was given to any person to solicit the exchange.

On November 29, 2005, the Registrant issued 171,432 shares of its common stock to UTEK Corporation pursuant to an agreement whereby UTEK Corporation was to provide services relating to identifying and acquiring new technologies. The term of the agreement is one year, and the shares vest 1/12th per month over the term of the agreement. In the event that the agreement is terminated by the Registrant before the one year term is completed, any unvested shares will not vest. The Registrant relied on section 4(2) of the Securities Act of 1933 to issue the securities inasmuch as the common stock was issued without any form of general solicitation or general advertising and the offeree was an accredited investor.

On November 29, 2005, the Registrant issued an aggregate of 100,000 shares of its common stock to two private consultants for consulting services. The Registrant relied on section 4(2) of the Securities Act of 1933 to issue the securities inasmuch as the common stock was issued without any form of general solicitation or general advertising and the offerees were accredited investors.

On December 5, 2005, A. Earl Swift, the Registrant’s former director and a significant stockholder, purchased 416,667 shares of the Registrant’s common stock in a private placement at a purchase price of $0.60 per share, for gross proceeds of $250,000. The Registrant relied on section 4(2) of the Securities Act of 1933 to issue the common stock inasmuch as the common stock was issued without any form of general solicitation or general advertising and the offeree occupies an insider status relative to the Registrant that afforded him effective access to the information that registration would otherwise provide.

On February 22, 2006, the Registrant sold 3,333,333 shares of its common stock to institutional and accredited retail investors in a private offering. First Montauk Securities Corporation, an NASD member firm, acted as placement agent in connection with the sale of 2,500,000 shares of common stock and the Registrant placed the remaining 833,333 shares of common stock. The purchase price per share of common stock was $0.60. First Montauk received $165,000 in commissions and 250,000 warrants to purchase shares of common stock at an exercise price of $0.63 per share. The Registrant also paid legal fees of $10,000 to counsel for First Montauk. The net proceeds of this offering to the Registrant after the payment of commissions, fees, and other expenses of the offering were approximately $1,810,000. The Registrant relied on section 4(2) of the Securities Act of 1933, including section 506 of Regulation D, to issue the securities inasmuch as the common stock was issued without any form of general solicitation or general advertising and the offerees were accredited investors.

Item 27.   Exhibits.

The following Exhibits are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B:

Exhibit No.	Title
2.1
Agreement and Plan of Merger by and among Global Realty Management Group, Inc., GRMG Acquisition Corporation, Excalibur Holdings, Inc., and Michael D. Farkas, incorporated by reference to Amendment No. 1 to the Registrant’s Registration Statement on Form SB-2 filed on September 5, 2002 (File No. 333-88974).

2.2
Agreement and Plan of Merger by and among Shumate Machine Works, Inc., Larry C. Shumate, Russ Clark, Excalibur Holdings, Inc., and Excalmergeco, Inc., incorporated by reference to Amendment No. 1 to the Registrant’s Registration Statement on Form SB-2 filed on September 5, 2002 (File No. 333-88974).

2.3
Asset Purchase Agreement by and among Hemiwedge Valve Corporation, Soderberg Research and Development, Inc., Inprop, Inc., and Jeanette Soderberg, incorporated by reference to the Registrant’s Current Report on Form 8-K filed on December 6, 2005.

3.1
Certificate of Incorporation of Excalibur Industries, Inc. (now known as Shumate Industries, Inc.), incorporated by reference to Amendment No. 1 to the Registrant’s Registration Statement on Form SB-2 filed on September 5, 2002 (File No. 333-88974).

3.2
Certificate of Amendment to Certificate of Incorporation of Excalibur Industries, Inc. (now known as Shumate Industries, Inc.), incorporated by reference to the Registrant’s Current Report on Form 8-K filed on October 26, 2005.

3.3
Bylaws of Excalibur Industries, Inc. (now known as Shumate Industries, Inc.), incorporated by reference to Amendment No. 1 to the Registrant’s Registration Statement on Form SB-2 filed on September 5, 2002 (File No. 333-88974).

4.1	Specimen Certificate of Shumate Industries, Inc.’s common stock, previously filed.

4.2	Form of common stock purchase warrant, incorporated by reference to Amendment No. 1 to the Registrant’s Registration Statement on Form SB-2 filed on September 5, 2002 (File No. 333-88974).

4.3	Convertible promissory note (Stillwater National Bank), incorporated by reference to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2005 filed on March 28, 2006.

4.4	Amended and restated promissory note (Term Note - Stillwater National Bank), incorporated by reference to the Registrant’s Amendment No 1. to Current Report on Form 8-K, filed on November 7, 2005.

4.5
Stock Purchase Agreement by and between Shumate Industries, Inc. and A. Earl Swift, incorporated by reference to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2005 filed on March 28, 2006.

4.6	Form of Securities Purchase Agreement among Shumate Industries, Inc., and various purchasers, incorporated by reference to the Registrant’s Current Report on Form 8-K filed on February 23, 2006.

4.7	Form of Registration Rights Agreement among Shumate Industries, Inc., and various purchasers, incorporated by reference to the Registrant’s Current Report on Form 8-K filed on February 23, 2006.

4.8	Common stock purchase warrant (First Montauk Securities Corp.), incorporated by reference to the Registrant’s Current Report on Form 8-K filed on February 23, 2006.

5.	Opinion on legality, previously filed.

10.1
Restructuring Agreement between Shumate Industries, Inc., Shumate Machine Works, Inc., Matthew Flemming, Larry Shumate, Russ Clark, and Stillwater National Bank and Trust Company, incorporated by reference to the Registrant’s Amendment No 1. to Current Report on Form 8-K, filed on November 7, 2005.

10.2	Promissory Note (Line of Credit - Stillwater National Bank), incorporated by reference to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2005 filed on March 28, 2006.

10.3	Security Agreement, incorporated by reference to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2005 filed on March 28, 2006.

10.4	Lockbox Agreement, incorporated by reference to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2005 filed on March 28, 2006.

10.5	Settlement and Release Agreement, incorporated by reference to the Registrant’s Current Report on Form 8-K filed on October 26, 2005.

10.6	Promissory Note (Soderberg Research and Development), incorporated by reference to the Registrant’s Current Report on Form 8-K filed on December 6, 2005.

10.7
2001 Stock Option Plan of Excalibur Holdings, Inc., incorporated by reference to Amendment No. 1 to the Registrant’s Registration Statement on Form SB-2 filed on September 5, 2002 (File No. 333-88974).

10.8	2003 Stock Grant Plan, incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed on June 26, 2003 (File No. 333-106521).

10.9	2003 Employee Stock Incentive Plan, incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed on August 1, 2003 (File No. 333-107548).

10.10	2003 Non-Employee Directors and Consultants Retainer Stock Plan, incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed on August 1, 2003 (File No. 333-107548).

10.11	2005 Stock Incentive Plan, incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed on May 3, 2005 (File No. 333-124568).

10.12
Lease agreement with option to purchase by and between the Brewer Family Charitable Remainder Annuity Trust No. 1 and Shumate Machine Works, incorporated by reference to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2005 filed on March 28, 2006.

10.13	First Amendment to Loan Agreement and Guarantor’s Consent dated March 31, 2006 between Stillwater National Bank and the Registrant, previously filed.

10.14	Lease Agreement dated April 1, 2006 between Shumate Machine Works and Paul & Sherry Vick dba P & S Properties LLC, previously filed.

10.15	Letter Agreement dated April 13, 2006 between the Registrant and Stillwater National Bank, previously filed.

16.1	Letter on change in certifying accountant, incorporated by reference to the Registrant’s Current Report on Form 8-K filed on February 4, 2004.

21.1	Subsidiaries of Shumate Industries, Inc., previously filed.

23.1	Consent of Independent Public Accountants, Malone & Bailey, PC, previously filed.
____________________________________
Item 28.		Undertakings.

The undersigned Registrant hereby undertakes:

	1.	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;

(iii) include any additional or changed material information on the plan of distribution.

	2.	For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

	3.	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

	4.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Conroe, State of Texas on the 5th day of June 2006.

Shumate Industries, Inc.
a Delaware corporation

By:	/s/Larry C. Shumate
Larry C. Shumate, Chief Executive Officer

By:	/s/Matthew C. Flemming
Matthew C. Flemming,
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this SB-2 Registration Statement has been signed by the following persons in the capacities with Shumate Industries, Inc. and on the dates indicated.

/s/ Larry C. Shumate	Chairman of the Board, President,	June 5, 2006
Larry C. Shumate	Chief Executive Officer

/s/ Matthew C. Flemming	Executive Vice President, Chief	June 5, 2006
Matthew C. Flemming	Financial Officer, Treasurer,
Secretary, and Director

/s/ Russell T. Clark	Vice President, Chief Operating Officer	June 5, 2006
Russell T. Clark	and Director